Exhibit 99.1

BILIBILI 2021 Environmental, Social and Governance Report Cover picture from Bilibili’s self-produced documentary Little Giant

Content About the Report 3 Letter from Management 4 About Bilibili 5 2021 Highlights 7 01 Responsible 10 Governance Corporate Governance 11 ESG Governance 14 Quality Product 18 Product Innovation 19 Quality Content 22 and Vibrant Community Healthy Commercial Ecosystem 26 03 Responsible 27 Product Cybersecurity and Privacy 28 Protection User Communication 32 Guarding Teenagers 34 04 Creator & Partner Empowerment 38 Supplier Management 39 Supplier Support 40 Content Creator Support 41 05 Human Capital 46 Employee Rights and Benefits 47 Employee Care 52 06 Environmental 57 Protection Environmental Management 58 Green Operation 59 Climate Change Initiative 60 07 Creating 62 Social Value Bilibili Charity Platform 64 Empowering Rural Education 65 Supporting the Underprivileged 69 Advocating Positive Culture 71 Appendix I: ESG Indicators 74 II: List of Major Applicable Laws 76 and Regulations III: HKEX ESG Guide Content 77 Index IV: Bilibili Sustainability Convertible Notes Annual Review 80 by Sustainalytics V: Footnotes 83

About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Bilibili 2021 Environmental, Social and Governance Report 3 About the Report Description This report is the second Environmental, Social and Governance (“ESG”) report published by Bilibili Inc. (“Bilibili,” “we” or the “Company”) Nasdaq: BILI; HKEX: 9626 to exemplify our values, initiatives and performance in ESG. Scope of the Report This report covers Bilibili Inc.’s and its subsidiaries’ activities from January 1, 2021 to December 31, 2021 (the “reporting period”), unless otherwise stated. References This report is compiled with reference to Appendix 27 of the Rules Governing the Listing of Securities: Environmental, Social and Governance Reporting Guide released by The Stock Exchange of Hong Kong Limited (“HKEX”), as well as in reference to the United Nations Sustainable Development Goals and issues of interest to MSCI’s ESG rating. Source of Information The information and cases in the report were obtained from the Company’s statistical reports, related documents and public reports. We undertake that the report contains no false or misleading statements, and are responsible for the authenticity, accuracy and completeness of its contents. Confirmation and Approval This report was approved by the Board of Directors on May 27, 2022 after confirmation by the management. Access The report is provided in both Chinese and English. For the purpose of environmental protection, we recommend perusing the electronic version, which is available under Bilibili Inc.’s “Financial Statements/ Environmental, Social and Governance Information” section on the HKEX website, and under the ESG section on the Company’s Investor Relations website. Contact We value the opinions of our stakeholders greatly and welcome you to provide your views through the contact information below. Your input will help us improve our reporting and enhance our overall ESG performance. Email: ir@bilibili.com Tel: +86 (0) 21 2509-9255

Bilibili 2021 Environmental, Social and Governance Report 4 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Letter from Management Across a 12-year journey, Bilibili grew from a personal website to the largest online community for young generations in China. While cultural and technological innovations drive the evolution of human civilization, young people are the principal pioneers shaping our culture. As a dynamic community of culture where young people gather, Bilibili continuously strives to enable cultural innovation and bring about positive social changes.    This keen sense of purpose runs deep in our unfaltering beliefs. In March 2021, Bilibli was successfully listed on the Hong Kong Stock Exchange, returning to our home capital market. We remain committed to one unwavering vision: to build a stage for content creators where no talent is left unnoticed, to create a welcoming community that users love and appreciate, and to bring original Chinese content to audience worldwide. Just as we are proud to have been one of the most vibrant and creative content communities in China since our inception, our users are delighted to discover enjoyable content on Bilibili, and our creators are proud to identify themselves as “Bilibili Content Creator.” It is this myriad of top-notch productions by young and talented content creators that forms Bilibili’s diverse content ecosystem. Over the year, the average number of monthly active content creators on Bilibili reached over 3 million, averaging over 10 million video submissions per month. Among our content creators are those who have dedicated themselves to the rejuvenation of Chinese cultural heritage and recreated the gold mask of Sanxingdui, those who have revitalized traditional culture by reinventing classic Chinese opera with popular tunes, and those who have literally turned themselves into a real life ‘Iron Man’ with self-built mechanical arms and autonomous bicycles... Who would have thought that our content creators, young as they are, would be discussing and exchanging perspectives with top tech leaders? We are delighted that some of them even made a professional career out of a hobby, and are continuously sharing knowledge and happiness with an ever-growing audience. That is living proof of how videomaking creates social value.    Great content comes from great content creators, which is why the support to content creators underpins everything we do at Bilibili. Leveraging the various avenues of commercialization we offer, more    than 1.3 million content creators generated income on Bilibili in 2021. To further safeguard creators’ rights and interests, we launched the “Content Creator Copyright Protection Program” in October 2021, covering over 500,000 content creators. We also stepped up efforts to support our OGV production studios. With the rollout of our “Light Discover Program”, we effectively extended support to a wider community of Chinese anime creators. At the same time, we announced an incubation program for documentary filmmakers, “The Darkroom Lamp Program”, which enables free creation without concerns. Creation is the change for the better. Positive content enables personal growth for everyone. We emphasize on content informativeness so that our users’ time spent on Bilibili is rewarded with knowledge, joy, and inspiration. These “pan-knowledge” videos are perhaps not the most “viral”, but also surely the most beneficial to users—they are a more viewer-friendly and efficient means of knowledge sharing, in comparison to pure image or text formats. As such, I believe that in the future all textbook knowledge can be shared through videos that empower engaging and impactful education. In 2021, 190 million users watched pan-knowledge videos on Bilibili, accounting for 45% of all video views on the platform, as useful video content is gaining steam among users. Documentaries, in particular, are a hallmark of the pan-knowledge categories on Bilibili. In November 2021, we hosted our first documentary release press conference, initiating the transition of Internet content from “entertaining” to “enlightening”. As of September 2021, over 3,000 documentaries were available on Bilibili, 106 of which were produced in-house. Driven by our global vision, Bilibili-produced content is now headed for the world stage. In November 2021, Bilibili proposed the initiative “Making Chinese Anime Global” in an effort to bring Chinese anime to the overseas market. From documentaries to Chinese anime, we are advancing steadily toward our vision, with 24 Bilibili productions available in various regions around the globe since 2020. It has always been our conviction that a wholesome community helps its members to distinguish right from wrong and good from bad. In our community, we embrace consensus, not disputes. We remove toxic content through a ‘self-purification mechanism’ to support healthy community development. We have the ‘Youth Mode’ in place to protect minors from Internet addiction. We offer support    through the ‘Charging Station’ program which connects users with authoritative mental health agencies to address psychological concerns. We set up ‘commemorative accounts’ for members of the community who have passed away, so that the joy and companionship we shared will live on. Quality and community values has always been our undeviating priorities, which are also engrained in Bilibili’s corporate management and development. In 2021, we further integrated ESG values into all aspects of our operations. We held regular expertise sharing sessions to encourage employee growth and personalized development. We continued to advance workplace gender equality by creating a diverse and inclusive work environment. We emphasized on user privacy protection and information security, product and technology innovation and R&D, as well as consistent intellectual property protection and management. Attaching great importance to green development, we closely tracked our carbon footprint and actively advocated for ecological conservation. As the young generations’ favourite video community in China, Bilibili not only provides quality content but also expands social responsibility initiatives to align corporate development with societal contribution. We launched the first accessible e-sports live broadcast program for the hearing-impaired, and formulated plans to continuously upgrade accessibility features so that all can enjoy Bilibili at home with ease. On Bilibili’s 12th anniversary, we reiterated rural education as the focus of our public welfare programs. We believe lifting children out of poverty is not the sole purpose of rural education. Doubling down on our investment in 2021, we initiated the “Bilibili Happy Scholarships” program to broaden our recruitment reach for rural teachers, to step up rural school construction efforts, and to offer rural teachers stipends for encouraging innovations, and to empower children with an opportunity to explore their interests and the wider world happily and fearlessly. Let me share a story with you about a small child. In a tiny village in Yunnan Province called Naduo, which in the Yi language means “the paddy field nestled behind great mountains”, lives the nine-year-old Little Yun’er and her parents, who own a butcher shop. Behind the shop’s decrepit door, skinny Little Yun’er is often found doing splits, somersaults and other skillful ballet moves. Dancing is her deepest longing, but an unattainable dream in this mountain village. The    Bilibili-produced documentary Little Giants follows her journey in pursuit of her dream. With her talent, Little Yun’er won the hearts of professors at the Beijing Dance Academy, was given the chance to receive proper training, and even earned an opportunity to dance on the stage of China Central Television. Little Giants not only taps into the tender hearts of numerous viewers online but also possibility of a different life, one that children in the mountains may not otherwise have dreamed of.    Public welfare is a common cause of the Bilibili community. In addition to specific charity programs, we aspire to sharing dreams, happiness and love with more people. This has led to the launch of the Bilibili Charity Platform, which is recognized by the Ministry of Civil Affairs as part of the third group of designated “Internet fundraising platforms for charitable organizations” for its efforts to bring charity closer to Bilibili’s young users while magnifying the social impact of charitable programs. As of today, our platform has featured over 40 charity programs. Committed as always, we continue to practice social responsibility and contribute to positive social development. “Enriching the everyday lives of young generations in China” has been Bilibili’s unchanging mission and an integral part of our development plan and corporate values. We will continue to drive outstanding ESG performance with higher standards, make more cultural content innovations, and proactively contribute to the sustainable development of our society. The future is in the making. We are convinced that the tide of “videolization” is high and videomaking will soon become ubiquitous, flourishing in every corner of our day-to-day life. We have faith in that future where tens of millions of talented Chinese content creators deliver best-in-class videos. Riding on the tide of “videolization”, Chinese cultural creations are poised to take the world by storm. Mr. Rui Chen Chairman and CEO

Bilibili 2021 Environmental, Social and Governance Report 5 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix About Bilibili Our Mission and Values Bilibili is an iconic brand and a leading video community for China’s young generation. Our mission is to enrich the everyday life of young people in China. We are committed to creating a welcoming community for our users, building a stage for our content creators to showcase their talent, and striving to promote original Chinese content worldwide. Bearing this mission in mind, we continue to build our content ecosystem and enhance our commercialization capabilities, transforming ourselves from “a place where dreams begin” to “a place where dreams come true” for creators. We firmly adhere to our corporate values in business operations, and integrate “Community-Oriented,” “Win-Win Cooperation,” “Integrity” and “Extreme Execution” into our corporate operations.    Community-Oriented Respect users and content creators Adhere to Bilibili’s content and community operation principles Protect our community and content ecosystem Win-Win Cooperation Solid internal cooperation to achieve common goals Cooperate with external parties to achieve mutual success Integrity Commitment to being honest, responsible and trustworthy in all of our interactions Willingness to shoulder responsibility Extreme Execution Set clear goals and be driven by results Strict adherence to the goals and pursue efficient execution Continued innovation and improvement Corporate Values of Bilibili

Bilibili 2021 Environmental, Social and Governance Report 6

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Our Development

Financials

(2021; RMB)

Net revenues
19.4 billion
+62% year-on-year

Including:

Mobile games	Value-added services	Advertising	E-commerce and others
5.1 billion	6.9 billion	4.5 billion	2.9 billion

Content

(4Q2021)

Monthly average active content creators	Monthly video submissions	Covering
3.0 million	10.9 million	7,000+
+58% year-on-year	+83% year-on-year	interest communities

Top 5 content categories
- Lifestyle
- Games
- Entertainment
- Anime
- Knowledge

Users

(4Q2021)

MAU[1]	DAU[2]	MPU[3]	Average daily time spent per user
272 million	72.2 million	24.5 million	82 minutes
+35% year-on-year	+34% year-on-year	+37% year-on-year	

Community

(4Q2021)

Average daily video views	Average monthly interactions	Official members[4]	12-month retention rate of official members
2.2 billion	10.1 billion	145 million	80%
+80% year-on-year	+116% year-on-year	+42% year-on-year

Bilibili 2021 Environmental, Social and Governance Report 7

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

2021 Highlights

ESG Performance

Responsible Governance

- **100%** employees received business ethics training
- **Zero** corruption-related lawsuit
- **BB** MSCI ESG rating
- Issued First **Sustainability Convertible Notes**

Quality Content & Products

- Product & Tech employees[5] **5,946** accounting for 48% of total employees
- **7,103** self-developed/self-produced intellectual property rights acquired, including patents, copyrights and trademarks
- **3,160** employees in content audit and customer service team
- Upgraded **ad content management system**

Responsible Products

- **100%** passing rate in cybersecurity-related compliance inspections
- **100%** cybersecurity-related training coverage
- Emotional and mental health support to **86,000+** users via our Charging Station project
- Enhanced **minor protection mechanism**

Empowering Creators & Partners

- Established **full-cycle ESG management for suppliers**
- **Dedicated support** for Chinese anime and documentary producers
- **1.3 million** content creators generated income via our platform
- **Provide accessible product features** for users and creators with disabilities

Human Capital

- Average age of employees **27**
- **41%** of employees were female
- **360,000+** total training hours
- **2,500+** employee activities

Green & Social Responsibility

- Formulated **environmental management goals,** carried out **climate change risk identification**
- Launched **Bilibili Charity Platform**[6]
- Initiated **Bilibili Happy Scholarship**
- Provided support to build 4 Bilibili primary schools **3,465** students benefited[7]
- Donation to flood-inflicted areas of Henan **RMB20 million**

Positivity Advocacy

- **198 million** users studied on Bilibili
- **5.7 billion** video views related to "environmental protection"
- **136 million** traditional culture enthusiasts on Bilibili
- Promoted Chinese original content[8] to **200+** countries and regions

Bilibili 2021 Environmental, Social and Governance Report 8

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

2021 Highlights

Honors & Awards

Products & Services

Award	Awarded by / Status
Shanghai High-Tech Enterprise	Shanghai Science and Technology Commission and Other Departments
The Eighth Batch of Shanghai Key Trademark Protection List	Selected
27th Magnolia Award Best Documentary Series	Bilibili-produced Documentary *Little Giants*
Patent Protection Community Open Invention Network (OIN)	Joined

Social

Award	Awarded by
2021 Best Employer of Human Resource Management	*Forbes China*
2021 Most Innovative Employer of Human Resource Management	*Forbes China*
Top 10 Enterprise of Public Welfare	IFENG
Outstanding Enterprise of Participating in Blood Donation	Shanghai Communities, Enterprises and Institutions

Governance

Award	Awarded by
Best ESG Asia 2019-2021	*Institutional Investor Magazine*
Best CEOs Asia 2019-2021	*Institutional Investor Magazine* Mr. Rui Chen, Chairman and CEO
2021 Outstanding Business Leader	Jiemian Media Mr. Rui Chen, Chairman and CEO
FTSE Emerging ESG Low Carbon Select Index FTSE Asia (ex Japan) ESG Low Carbon Select Index	First Inclusion
2021 China's Outstanding Businesswomen Top 10 Innovative Women in Business	*Forbes China* Ms. Ni Li, Vice Chairwoman and COO
2021 China's Top 30 Influential Businesswomen 2021 Top 10 Businesswomen	*Chinese Entrepreneur Magazine* Ms. Ni Li, Vice Chairwoman and COO

Bilibili 2021 Environmental, Social and Governance Report 9

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

2021 Highlights

Compliance

Compliance management is fundamental to corporate development. Bilibili strictly abides by all compliance requirements and timely responds to external regulatory updates with holistic compliance initiatives. Moreover, based on our business characteristics and insights into stakeholder needs, we further implemented a series of Bilibili featured management initiatives to ensure high standards of compliance practice.

Cybersecurity & Privacy Management

Complied

Cybersecurity: In compliance with the requirements of Administrative Measures for the Graded Protection of Information Security, and safeguarding cybersecurity via internal policies, technologies and personnels

Data security: Strictly implementing data classification and grading protection system; One of the first platforms to have developed "Dual Lists"[9]

Privacy protection: Strictly complied with Eight Principles of Privacy Protection

Featured Initiatives:

Content creators' data safeguard: Providing technology applications and trainings to protect content creators' data and privacy

Minors' data safeguard: Formulated *Guidelines for Minors Personal Information Protection* to strengthen minors data and privacy protection

R&D application: Launched self-developed data management system to ensure data security, such as HIDS,[10] SIEM[11] and data life cycle system

Participation in industry standard formulation: Contributed to the formulation and implementation of cybersecurity related industry standards

Minor Protection

Complied

Youth Mode: Continuously enhancing "Youth Mode," including adding guardian authorization function and optimizing content offering

Anti-addiction: Optimized anti-addiction system for minors; Real-name verification is a must for all Bilibili games

Minors' data security: Setting up isolation mechanism of minors' data and guidelines for minors' privacy protection

Featured Initiatives:

Tailored content for minors: Launched "Knowledge Light Years" Science Education Program to offer more useful and diversified content to minor users

Experience Sharing: Participated in the development of national standards and activities of minor protection experience sharing

Mental health safeguard: Partnered with professional psychiatrists to offer mental health support to minors through our Youth Rights Protection Center and Charging Station Program

Content Positivity & Community

Complied

Reinforced content audit mechanism: Implementing our dual-level content audit and multiple-review mechanism, with regularly updated key auditing points

Enhanced content audit capabilities: Increasing our content audit personnel, strengthening our related R&D, and providing regular professional trainings

Featured Initiatives:

Consensus of community rules: Enhancing community access mechanism to ensure user understanding of community value and rules

R&D application: Optimizing Avalon Screening System to create a harmonious community atmosphere

Community patrol : Publishing monthly patrol results and encourage Community Discipline Committee to participate in community management

Actively managing low-quality content: Launched dedicated programs to purge low-quality content

Ad Content Management

Complied

Upgraded access requirements: Strict qualification requirements for ad placements and targeted access thresholds by industry

Optimized risk control: Advertiser evaluation and classified risk management based on user feedback and regulatory requirements

Enhanced ad products: Continuously optimizing ad products, such as ads on the App opening page

Strengthened minor protection: Ad-free Youth Mode

Featured Initiatives:

Empowering stakeholders: Comprehensive trainings for our ad compliance employees, advertisers and content creators

R&D application: Training our AI-powered ad audit capability with a well-rounded data base of ad content to further improve efficiency and accuracy

Established ad matching platform for content creators: Standardizing the compliance control of native ads through the official ad matching platform we offered for content creators

Bilibili 2021 Environmental, Social and Governance Report 10 Responsible Governance    structure, Bilibili’s compliance as well as improving operation is business based on ethics our sound and risk corporate management governance efforts that enhance our corporate management capabilities.

Bilibili 2021 Environmental, Social and Governance Report 11

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Corporate Governance
ESG Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Corporate Governance

The Company strictly complies with the laws and regulations of the countries and regions in which it operates and is listed in. We established a corporate governance mechanism with clearly defined responsibilities to reduce operational risks and to effectively protect shareholders' rights to information, participation and decision making.

Governance Structure

Bilibili attaches great importance to building and improving its corporate governance mechanism. As the highest executing body, the board of directors oversees our audit committee, compensation committee, and nominating and corporate governance committee. Each committee performs clearly defined responsibilities in all aspects of corporate governance to ensure stable and long-term development. The charters of the board and committees and profiles of each board member are available on the Company's IR website, as well as on the websites of the stock exchanges where we are listed.


Board of Directors
Audit Committee
Compensation Committee
Nominating and Corporate Governance Committee

Bilibili's Governance Structure

All board members' nominations and appointments are fully merit-based. We believe a diverse board is conducive to our development. When selecting board members, we aim to achieve diversity in gender, age, industry experience, professional background, educational background and skills, among other attributes, to ensure balanced growth of the Company through a diverse and inclusive board.

Name	Gender	Position/ Duties and Responsibilities	Industry Expert	Risk Expert	Financial Expert	Human Resources Expert
Rui Chen	Male	Chairman of the Board Chief Executive Officer	☑	☑		
Ni Li	Female	Vice Chairwoman of the Board Chief Operating Officer	☑			☑
Yi Xu	Male	Founder, Director and President	☑			
JP Gan	Male	Independent Director	☑	☑		
Eric He	Male	Independent Director		☑	☑	
Feng Li	Male	Independent Director	☑	☑		
Guoqi Ding	Male	Independent Director			☑	☑

Board Members

Female Representative of the Board Members

As Vice Chairwoman of the Board of Directors and COO, Ms. Li Ni oversees the general operation of the platform, the development of the content ecosystem, the commercialization and strategic investment, as well as the marketing and branding. In 2021, Ms. Li led the establishment of the Bilibili ESG Committee and served as the Chairwoman of the Committee to improve Bilibili's ESG governance structure.

Over the years, Ms. Li has spearheaded Bilibili's successful transformation from a community of hobbyists to a competitive and listed internet company and a cultural brand popular among Chinese young people. She has headed the creation of several viral events and campaigns, including the Bilibili New Year's Eve Gala and *Hou Lang*, *Ru Hai*, and *Xi Xiang Feng* marketing trilogy, which played a crucial role in driving user growth and branding.

In terms of content, Ms. Li continues to promote the ecosystem development of content creators while actively analyzing user needs to develop Bilibili fully as a comprehensive video platform. In terms of commercialization, she proposed two overarching strategies, "developing high quality content" and "building IP assets," making Bilibili a truly comprehensive video platform. Regarding commercialization, Ms. Li led the establishment of the commercial system and advertising marketing system of Bilibili. In 2021, Ms. Li launched the "Brand Bank" for Bilibili's mid-office commercial system, leading the team to comprehensively upgrade technical capabilities, product innovation and the marketing model, helping advertisers tap Bilibili's ecological resources and achieve a long-term appreciation of brand value.

In terms of corporate social responsibility, Ms. Li launched the Bilibili Charity in 2019, focusing on education. Adhering to the educational philosophy of "life is learning, learning is life," she supported rural education by building schools and developing courses. In 2021, Ms. Li initiated the Bilibili Happy Scholarship, which focuses on supporting rural teachers in carrying out innovative extra-curricular projects, in setting up interest clubs, and helping children with their all-round development and to have a happy childhood.

During the past year, Ms. Li has received a series of honors and recognitions. She was named as one of 2021's Top 10 Businesswomen and included on the list of China's Top 30 Influential Businesswomen for 2021 by *Chinese Entrepreneur*. She was also ranked in 2021 by *Forbes China* as one of China's Outstanding Women in Business and Top 10 Innovative Women in Business and was recognized as a 2021 Annual Business Trend Leader by *Economic Weekly*.

Bilibili 2021 Environmental, Social and Governance Report 12 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Corporate Governance ESG Governance Comprehensive Risk Management Comprehensive Risk Management Structure We attach great importance to building our risk management capabilities. We established a multi-level risk management structure and formulated an effective risk control mechanism, ensuring sustainable value creation to our stakeholders. Board of Directors Reviewing risk reports; identifying material risks Making decisions and action plans for material risks Supervising the overall risk management strategy Nominating and Governance Committee Reviewing the Company’s overall risk status Supporting the board on decision-making regarding material risks incidents and issues Supervising risk control implementation throughout the business chain “Three Lines of Defense” Setting up Three Lines of Defense risk management consisting structure with of our reference business to departments, COSO12 framework, mid-end departments and internal audit departments Risk identification, evaluation, analysis and response Recapping on risk identification and drafting risk reports to present to the Board of Directors Risk Management Structure Effective Risk Identification Mechanism In terms of risk identification, we have established an effective mechanism to ensure risk control in all business activities. Risk identification across all businesses: Under the supervision of an independent audit firm, the Company conducts self-assessments each year per the SOX Act,13 including reviewing corporate business processes, identifying operational risks, and compiling the SOX Audit Risk List for relevant business team leaders to follow up with risk determination and control. Risk identification for key businesses: We conduct annual special internal audits for our key businesses, and submit a related risk report to the Chief Financial Officer and relevant team leaders. The internal audit department is responsible for following up on the risk response measures and forming a closed-loop for risk resolution. Potential risk identification: We have created a mechanism to identify, alarm, analyze and respond to the potential risks, ensuring comprehensive risk management. Risk Awareness and Capabilities Improvement We have formed an experienced risk management team consisting of internal audit, compliance, finance, legal, and the Self-Discipline Committee, to ensure strict operational compliance and risk control and management. Meanwhile, we also seek legal, financial and compliance advice from experienced lawyers, compliance consultants and auditors. In addition, we have provided a full range of trainings for management and staff to improve risk awareness and capabilities to respond. Management Trainings The Company operates in strict compliance with laws and regulations of the locations in which it is listed. Before our secondary-listing on HKEX in March 2021, the management underwent relevant compliance trainings on topics including listing rules and disclosures policies to make sure they understand the key compliance requirements adequately for risk control and take potential risks into account throughout their decision-making process. Employee Trainings We incorporated compliance topics into on-boarding trainings of new staff to set up compliance and risk control awareness among our employees starting day one. In 2021, we conducted 40 compliance training sessions, covering employees and department heads from different business lines. In addition, we also launched online compliance courses through Bilibili Academy (B-Learning)14 platform, accessible to all employees. Risk Management Capability Training

Bilibili 2021 Environmental, Social and Governance Report 13 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Corporate Governance ESG Governance Business Ethics Business Ethics Control System Bilibili has always regarded integrity, justice and fairness as cornerstones of its development. We strictly abide by the Anti-Unfair Competition Law of the People’s Republic China, and the United Nations Convention against Corruption (UNCAC),15 and have formulated the Bilibili Code of Business Conduct and Ethics for all employees. In 2021, we updated our internal guidance including the Bilibili Code of Business Conduct and Ethics, the Anti-corruption Compliance Policy, and the Policy Statement on Substantive Non-Public Information and Prevention of Insider Trading, and made them mandatory readings for all employees to ensure that they understand and adhere to these rules and regulations. In the same year, the Company also released the Bilibili Code of Professional Ethics and Conduct to further define professional ethical standards for employees. Business Ethics Requirements for External Partners To our external partners, the Company has also put forth clear requirements on business ethics. We require all external partners16 to sign our Business Ethics Commitment. We provide different language versions for partners to effectively prevent violations during cooperation. In 2022, to strengthen business ethics enforcement in our business activities, we added supplier integrity-related stipulations to our Supplier Management Policy, further defining compliance requirements and prohibited behaviors of suppliers, as well as standard procedures of procurement. Meanwhile, we launched the Gift, Compensation and Service Management Policy to articulate ethics red lines for our internal procurement team. During the reporting period, the Company had 0 litigation case involving corruption. Communication Channels for Internal Business Ethics Control We have set up a reporting and communication mechanism comprised of multiple channels and formats. Internal and external parties can report and lodge a complaint against any violation of business ethics verbally, in writing or by e-mail, sent to channels such as the department head, HR, Legal, Bilibili’s Compliance Officer and the Self-Discipline Committee. We have established specific processes for handling different types of alleged violations and archive all processing documents. The Bilibili Code of Professional Ethics and Conduct stipulates that “the person who receives a report should promptly assist the affected party in evidence collection, handle the case properly without evasion, and observe strict confidentiality.” We firmly follow the principle of “whistleblower protection,” including strict access limits to the report content and the whistleblowers’ information, keeping whistleblowers’ identities strictly confidential during the whole process, making sure no one leaks or makes information public without authorization. Self-Discipline Committee In 2022, we established the Self-Discipline Committee led by our vice president, which regularly reports to the CEO to ensure business ethics compliance. The Committee is responsible for promoting integrity among staff, accepting, investigating and handling ethics cases, and making suggestions on building a compliance and ethics system with related departments. Internal Business Ethics Trainings We provide the Board of Directors and other employees with both theoretical and practical trainings to ensure legality and compliance from decision-making to implementation. Training for the Board of Directors In August 2021, we launched an offline training Directors’ Responsibilities and Related Party Transaction Compliance of Hong Kong Listed Companies, covering topics such as how to prevent market misconduct and violations of trade secrets, how to act in goodwill for the Company’s best interest, and how to avoid conflicts between personal interest and duty of a directors , etc., to clearly define the responsibilities and obligations of the Board of Directors In 2021, our business ethics trainings covered 100% of board members Trainings for Employees In 2021, professional compliance consultants and lawyers gave a series of lectures for our employees We organized a lecture, Professional Ethics and Occupational Crime, for all employees, which addressed criminal acts committed through abuse of occupational power and resources. We also uploaded the courses to B-learning to ensure full accessibility for all employees In 2021, a total of 10 training sessions regarding business ethics were provided, covering 100% of our employees Internal Business Ethics Trainings Anti-Monopoly We respect local anti-monopoly and fair competition laws and regulations, such as the Anti-Monopoly Law of the People’s Republic of China, during business development at home and abroad, and work with various market participants to maintain a fair and competitive market. In 2021, we organized several anti-monopoly themed trainings for our employees and formulated relevant codes of conduct in accordance with anti-monopoly laws and regulations to ensure that we meet related requirements. We have also hired professional consultants to advise us on establishing and improving our anti-monopoly compliance system. Meanwhile, actively responding to the call of the State Administration for Market Regulation, we signed Commitment to Operating in Legal and Regulatory Compliance as an internet platform, to enforce anti-monopoly compliance internally and contribute to a sound, orderly, compliant and benignly competitive market environment as well.

Bilibili 2021 Environmental, Social and Governance Report 14

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Corporate Governance
ESG Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

ESG Governance

Bilibili is committed to incorporating sustainability into its development. Through the establishment of a sound ESG governance structure and management charter, we have built up a solid mechanism for fulfilling our ESG responsibilities, and are further exploring more ESG practices through sustainable financial instruments. We actively garner feedback from relevant internal and external stakeholders and collaborate with them in building a responsible organization.

ESG Structure

The Board of Directors supervises, supports and makes decisions on ESG-related matters, and authorizes the Environmental, Social and Governance Committee ("ESG Committee") to coordinate and manage ESG-related work in order to ensure the Company's sustainability initiatives are properly implemented and to formulate ESG goals and action paths based on the concerns from our stakeholders and the international community. Thanks to our effective ESG structure, our MSCI ESG rating was upgraded to BB in 2021.


Board of Directors
ESG Committee
ESG Working Group

- Board of Directors: Responsible for evaluating, monitoring and approving significant ESG-related matters
- ESG Committee: Manage ESG issues and advise the Board of Directors on sustainable development
- ESG Committee: Set ESG goals and action paths
- ESG Working Group: Under the guidance of the ESG Committee, responsible for the communication, implementation and execution of ESG issues

ESG Governance Structure

Board's ESG Statement

The Board's ESG Responsibilities

The board assumes responsibility for ESG strategies and performance.

To make advancements in ESG management, we have established the ESG Committee, leading by our Vice Chairwoman of the Board and COO Ms. Ni Li, to identify ESG risks and opportunities, initiate and guide the formulation of sustainability strategies, goals and management policies, and coordinate the relevant resources and implementation thereof. The ESG Committee meets regularly to supervise and manage the Company's ESG work and advise the Board of Directors on sustainable development.

ESG Implementation

The ESG Working Group is responsible for the implementation and execution of ESG-related tasks.

The ESG Working Group assists in formulating and implementing our sustainability strategy, goals and policies. Meanwhile, the Group regularly reports to the ESG Committee and makes improvements based on the Committee's advices.

ESG Risk Identification

We maintain close communication with all stakeholders to identify and evaluate major ESG risks and formulate sustainable development strategies.

We review and approve major ESG issues identified, formulate sustainable development strategies, goals and management policies, and then allocate resources and review improvement efforts according to the international sustainability trends and industry peer practice.

During the reporting period, Bilibili carried out risk identification and control programs on issues covering cybersecurity and privacy, employee health and safety, product and service quality, compliance governance and risk control, game anti-addiction for minors, and climate change response.

ESG Goals Setting and Monitoring

By integrating the Company's sustainable development status and concerns of various stakeholders and the international community, the ESG Committee formulates ESG goals and action paths, and supervises and conducts regular progress reviews.

During the reporting period, Bilibili set goals regarding environmental protection, employee satisfaction and minors protection. And the ESG Committee has continuously monitored the progress and results achieved.

Bilibili 2021 Environmental, Social and Governance Report 15

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Corporate Governance
ESG Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Sustainable Financial Practices

In November 2021, Bilibili issued a total of US$1.6 billion[17] of Sustainability Convertible Notes, marking an important foray into sustainable finance for the Company. The net proceeds will be used for content ecosystem development, R&D and general corporate purposes. Meanwhile, we established our Sustainable Finance Framework in accordance with multiple international sustainable bond principles.[18] We plan to use the equivalent amount of the net proceeds from the offering to finance or refinance eligible green and social projects under the framework, including green buildings, energy efficiency, renewable energy, pollution prevention and control, socioeconomic advancement and empowerment, and access to essential services (i.e., education). In addition to our regular ESG working group, we have established the Sustainable Finance Working Group to select and evaluate eligible projects, monitor proceeds allocation and disclose annual review. The total allocation till February 28, 2022, was RMB3,458.95 million. Of the current allocation, 45% of net proceeds were used to finance new projects, while 55% were used to refinance existing projects. The table below provides a detailed breakdown of the allocation of net proceeds category-wise:

Use of Proceeds Category	Sub-Categories	Allocation (million RMB)	Environmental and Social Impact by Eligibility Criteria
Green Buildings	Acquisition of land for a green building	2,785.31	The building is planned to be completed and obtain green buildings certification(s) by 2026
Energy Efficiency	New purchase and replacement of old servers with energy efficiency certificates from China Quality Certification Center	658.95	The new servers come with energy efficiency certification from Chinese Quality Certification Center
	Leasing expenditure of R2-AZ2 Data Center project	3.56	The expenditure is for leasing cost for R2-AZ2 Data Center, that is expected to have a change with PUE[19]<1.3 once completely operational[20]
Access to Essential Services Education	Supporting rural school construction	10.30	Support to build 4 rural schools in China that enrolled 3,465 students[7]
	Funding video courses for children in rural areas, e.g., the Bilibili Dream Course	0.34	381,971 rural students have been benefited from the program[21]
	Supporting rural school teachers	0.49	In 2021, Bilibili Happy Scholarship supported a total of 13 rural teachers to carry out extracurricular innovation projects 2,436 users have received supports to apply for volunteer rural teachers through Bilibili[7]
Total		3,458.95	

The proceeds allocation and corresponding impacts listed above have been reviewed by Sustainalytics, an independent ESG specialist institution. For the full annual review report, please see Appendix IV.

Bilibili 2021 Environmental, Social and Governance Report 16

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Corporate Governance
ESG Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Stakeholder Communication

We are committed to actively addressing the expectations and demands of stakeholders. Since our founding, we have engaged in close communications with various stakeholders through multiple channels, providing powerful guidance for our ESG management.

Stakeholders	Stakeholders' Concerns	Communication and Response	Frequency
Shareholders and Investors	• Continuous, stable business growth • Operational compliance • Corporate governance and risk control • Energy management and carbon emissions	• General meetings of shareholders • Regular reports and announcements • Investor emails • Online and offline investor meetings	• Regular shareholder meetings • Quarterly earnings conference call • Participated in 18 Asia Pacific and Global Investor Summits • Over 50 on-site investor visits • Near 400 con-calls with shareholders/investors • Regular investors open day
Government and Regulatory Authorities	• Operational compliance • Data and privacy protection • Information security • Energy management and carbon emissions	• Information disclosure • Project cooperation • Supervision and inspection • On-site visits • Security incident reporting	• Daily communication and reporting • Unscheduled on-site supervision and inspections
Users	• User experience • Information security • Data and privacy protection • Product quality • Responsible marketing • Anti-addiction for minors	• User feedback channels • Company website and social media engagement • Management policy and user agreement	• Real-time feedback and communication • Updates of management systems and related measures • Monthly disclosures of community governance result
Employees	• Employee rights protection • Employee health and safety • Employee training and development • Diversity and equality	• Internal OA system • Internal briefings • Regular survey feedback • Online and offline training activities	• Face-to-face conversations with employees at least four times a year • Employee activity at least once a month • Employee satisfaction survey once a year
Suppliers	• Mutual and win-win cooperation • Fair competition • Supplier empowerment	• Invitation to bid • Project procurement • Contracts and agreements • On-site visits • Inter-company visits and exchanges (online and offline) • Industry conferences	• Multiple business alignments, project seminars and real-time troubleshooting for different business lines • Over 1,000 procurement project communications • Near 100 sessions of general non-project-based communication
Community	• Energy management and carbon emissions • Charitable projects • Community investment	• Community activities • Company website and social media activities	• A dedicated department is responsible for our public welfare affairs • Community activities include engaging the community in volunteer activities, public welfare events, and participating in and cooperating with community-organized activities at least once a year • Updates of Bilibili's public welfare official account

Stakeholder Communication

Bilibili 2021 Environmental, Social and Governance Report 17

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Corporate Governance
ESG Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Materiality Assessment

In our 2021 ESG report, we identified a total of 18 ESG topics. These were based on internal and external stakeholder communication, public information with respect to ESG topics to the capital markets, and global best practices. In the future, we will continue to follow up with various stakeholders for their feedback and expectations on Bilibili's ESG performance.

Economy

1. Content and service quality
2. Cybersecurity and privacy protection
3. Operational compliance
4. Corporate governance and risk control
5. Community atmosphere
6. Intellectual property rights protection
7. Product innovation
8. Commercial content security
9. Supplier management

Society

10. Employee health and safety
11. Employee rights protection
12. Employment diversity and equality
13. Employee training and development
14. Community charity
15. Minor protection

Environment

16. Climate change risks
17. Energy management and carbon emissions
18. Biodiversity conservation

List of Material Topics


High
Medium
High
Significance to stakeholders
Significance to sustainability of the Company
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Matrix of Materiality

Bilibili 2021 Environmental, Social and Governance Report 18 Quality Product experience Innovation is and key provide to Bilibili’s diverse, growth high . -We quality continue content to improve in a harmonious our user and healthy community, enabling a healthy commercial ecosystem .

Bilibili 2021 Environmental, Social and Governance Report 19

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Product Innovation
Quality Content and Vibrant Community
Healthy Commercial Ecosystem
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Product Innovation

We keep investing in product and technology innovations to bring quality, innovative products to users. We also built a comprehensive intellectual property management system to protect achievements, and with diversified innovation incentive initiatives to drive R&D in all aspects. Meanwhile, we actively participate in industry collaboration to cultivate ongoing innovation. In 2021, we invested over RMB2.8 billion in R&D, an increase of 88% year-over-year. And our Product & Tech personnel accounted for 48% of all employees. Bilibili was named a Shanghai High-Tech Enterprise for its innovation achievements.


高新技术企业
证书

Shanghai High-Tech Enterprise



Intellectual Property Management Certificate

Intellectual Property Management

Intellectual property protection is crucial for safeguarding innovation achievements. We strictly abide by the *Copyright Law of the People's Republic of China* as well as the laws and regulations of regions where we operate. And we have formulated internal policies such as the Framework for Intellectual Property Management and Practice Specifications to protect and manage intellectual property rights.

Intellectual Property Rights (IPRs) Protection

To enhance IPRs protection, we developed a full-cycle protection system to integrate management of patents, trademarks and copyrights with policies, standardized operation processes and a self-developed management system.

Patent Rights

In 2021, we formulated new internal policies to strengthen lifecycle management for patent right, including: *Bilibili Patent Submission Strategy*, *Bilibili Patent Analysis Guideline*, *Bilibili Patent Renewal Guideline*, *Bilibili Patent Bonus Incentive Standard, etc.*

Copyrights

In 2021, we released the *Bilibili Copyright Registration Guideline* and strengthened anti-piracy initiatives to facilitate copyright-oriented industry development.

Trademark Rights

In 2021, we formulated the policies to standardize the use of trademarks and enhance the management process, including: *Variety Show Trademark Application Guidance*, *Documentary Trademark Application Guidance*, **, TM and © Compliance Guideline* and etc.

Magellan Copyright System

Magellan Copyright System is Bilibili's self-developed copyright management system, which enables online management throughout the intellectual property life-cycle access, transaction, filing, authorization and review, significantly strengthening our intellectual property management capabilities.

Protect Our IPRs

After our self-produced documentary *The Story of Chuaner* went viral, a number of merchants registered the trademark in seven countries and regions, which constitutes IPRs infringement. Through legal means, we successfully reclaimed trademark ownership in the food and beverage category in various regions, protecting its IPRs for future global commercial operation.


超人气
纪录片烧烤体验店

Bilibili 2021 Environmental, Social and Governance Report 20 About the Report    Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Product Innovation Quality Content and Vibrant Community Healthy Commercial Ecosystem IPRs Training & Industry Knowledge Exchange To improve employees’ awareness and capability of intellectual property, Bilibili launched a variety intellectual property training programs across departments based on business needs. In 2021, a total of 26 IPRs-related training sessions were held. We actively conduct external communication and participate in the development of relevant standards, effectively contributing to IPRs industry development. We were invited to participate in the research about IPRs Management Framework, the fourth chapter of the International Standard ISO 56005 Innovation Management—Tools and Methods for Intellectual Property Management – Guidance. We released our findings in 2022 to provide guidance and a reference for Industry-wide IPRs management. For All Employees On 4.26 Intellectual Property Day, we held a training session on trademark application and compliant use, patent introduction and application, among others. For Business Departments We held a targeted IPRs training on corporate policies, with key topic explanations and interpretations of recent laws. Nearly 2,000 employees across 50 departments attended the training. We For held Copyright offline training Management sessions Department for our Magellan Copyright System including system and function demonstrations, then conducted Q&A sessions and collected feedback and suggestions for the system.

Bilibili 2021 Environmental, Social and Governance Report 21

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Product Innovation
Quality Content and Vibrant Community
Healthy Commercial Ecosystem
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

R&D Innovation Incentives

We established a dual incentive mechanism to encourage employee participation in R&D and innovation projects and promote the application of technological innovation. To ensure that patent incentives are distributed fairly and further motivate innovation, we developed the *Patent Management and Incentive Policy*. In 2021, a total of 1,454 awardees were awarded for their outstanding contributions to R&D and innovation.

Cash Award

- Our *Patent Management and Incentive Policy* outlines our major patent awards, including the standards, the timing and the amount of the cash reward

Honorary Award

- Quarterly IPRs newsletter announces updates on cash awards to honor award winners and motivate others to participate in innovation projects
- We set up a wall of patents in the office to display important patents, showcase quarterly departmental rankings, and recognize inventors of the year and their departments

Innovation Achievements

We have created a sound R&D environment to promote the application of innovations. A breakdown of registered IPRs in 2021:

Item(s)		2020[11]	2021
Patents	Registered Patent Applications	459	733
	Newly Registered Patents	219	274
Copyrights	Registered Copyright Applications	467	942
	Newly Registered Copyrights	347	475
Trademarks	Registered Trademark Applications	2,987	5,428
	Newly Registered Trademarks	1,527	2,441



Bilibili Patents Wall

Innovation Communication

During the reporting period, we upgraded our Technology Management Committee to Technology Committee, which is responsible for our technology and innovation development through overall internal strategy and branding in the industry. The committee is achieving a mutually reinforcing cycle among brand influence, tech capability and talent enhancement for Bilibili. As a result, in 2021, we continued to advance in open-source development, technology communication and exchanges, empowering the healthy growth of the Company.

Open-source

Bilibili continuously promotes open-source collaboration by joining open source communities and sharing technological innovations and algorithm models.

- Joined the patent protection community Open Invention Network (OIN)
- Our self-developed open-source project, Kratos, won OSC China's 2021 Most Popular Open Source Project Award
- Open source: Bilibili self-developed super resolution animation model

Technology Communication and Exchanges

In 2021, our tech team actively shared our experiences on topics such as recommendation algorithms, technology application and future development at various technology seminars, helping the industry break through technological barriers and empowering business development. We also set up a Bilibili Technology official account that serves as an active channel to share news on Bilibili R&D and innovations.


Flink 在B站的多元化探索与实践
FLINK

Exploration and Practice of Flink at Bilibili Speech at Flink Forward ASIA 2021

Bilibili 2021 Environmental, Social and Governance Report 22

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Product Innovation
Quality Content and Vibrant Community
Healthy Commercial Ecosystem
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Quality Content and Vibrant Community

Bilibili values content quality and strives to provide diversified, high quality content and a harmonious community through its content quality assurance system and community management mechanism. We continue to improve both our capability and capacity to enable responsible platform development and guarantee user experience.

Content Quality Assurance

We strictly abide by laws and regulations including the *Regulations on the Administration of Internet Audiovisual Program Services*, *General Rules for Content Audit of Network Audio Visual Programs*, and *Regulations on Content Ecosystem Governance of Online Information* and continuously improve compliance and content management with supporting policies.

2021 New content with over 1 million views[23]	Year-over-year	2021 New content creators reaching 1 million followers	Year-over-year
53,909	+134%	336	+32%

Algorithm Improvement

We continuously improve the accuracy of our content recommendation algorithms to better match quality content with the audience who appreciate them.

Listening to our users

We keep refining the AI-powered content recommendation algorithm based on users' positive feedbacks.[24] Through these positive feedbacks, we are able to discover more high-quality creation.

Content Quality First

Committed to premium content that stimulates users' sense of fulfillment, we have built an ecosystem of consistent high-quality content centered around PUGVs and supplemented by live broadcasting, OGVs and others. This booming ecosystem invigorates content diversity at Bilibili to meet users' various content needs.

Bilibili's PUGV content is well-loved by users for its originality, usefulness and interactivity. In 2021, more than 90% of our video views were generated from PUGVs, which are created by content creators. Therefore, our content quality relies on our ability to attract and retain quality content creators and support their ongoing content creation efforts.

Content Creators Supporting Team

A total of 2,668 full-time employees at Bilibili are dedicated to supporting content creators, an increase of 58% year-over-year.

+58%


1686
2,668
2020
2021

Traffic Support

Over 90% of traffic is allocated to user-generated content.


90%

Content Recommendation Mechanism

We recommend content based on users' positive feedbacks,[24] among which the number of "one click triple combo" in the fourth quarter of 2021 increased 64% year over year.

+64%

Like Coin Collect

Bilibili 2021 Environmental, Social and Governance Report 23 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Product Innovation Quality Product Quality Content and Vibrant Community Healthy Commercial Responsible Ecosystem Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Diversified Content Expansion Diverse Content Creators Gen Z+25 are a diverse group of leading content creators, including both seasoned, long-term creators and new talents who develop and mature rapidly after joining our platform. In the fourth quarter of 2021, monthly active content creators totaled over 3 million, an increase of 58% year on year. Extensive Content Categories Our PUGV content categories are diversified and constantly enriched. By the end of the reporting period, we covered more than 7,000 interest groups. Our brand value proposition, “All the videos you like,” continues to gain wide recognition. Lifestyle, games, entertainment, anime and knowledge were the top five most popular content categories in 2021. Representative Content Creators with Content Creators by Gender26 over 10 Years’ Experience26 39% Male yousa +66% YoY 61% Female EdmundDZhang -LKs- KB +47% YoY Marblue Content Creators by Age26 Top 5 Regions & Category Preferences by Content Creators’ Growth Rate26 4IBOYJ 18-24 -JGFTUZMF ‘VOOZ_WJEFPT 13% +43% YoY )FOBO )VOBO )VNBO_BOE_IJTUPSZ 16% 24-30 4IBOYJ (BNF &MFDUSPOJDT $IJOFTF_5SBEJUJPOBM_$VMUVSF_7MPH +43% YoY )FOBO $BNQVT_-JGF 71% 31+ )VOBO +JBOHYJ +80% YoY :VOBO :VOBO +JBOHYJ 4DJFODF )BOEJDSBGU ‘JOBODF 7MPH 2 million Bilibili 7,000 Cultural Tags27 Interest Communities27 3FMBUJPO_ TIJQT “VUPUVOF_3FNJY 5FDI ‘JUOFTT (BNFT ‘JHVSF_5PZ 5SBEJUJPOBM_$IJOFTF

Bilibili 2021 Environmental, Social and Governance Report 24 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Product Innovation Quality Product Quality Content and Vibrant Community Healthy Commercial Responsible Ecosystem Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Well-rounded Content Audit Mechanism We continuously optimize our dual-level content audit and multi-review mechanism28 to accurately allocate resources and holistically improve content audit efficiency and accuracy. In addition, we regularly review identified issues and update our content creators on the latest regulations. First-tier: AI-powered Screening System Automatic comparison, labeling and screening of pirated, illegal, inappropriate content and other content that violates community rules. Second-tier: Content Audit Team All content, particularly flagged content by the AI screening system, is manually checked. Dual-level Content Audit Mechanism Avalon Self-Developed Community AI System: Self-Purification    System The Avalon Community Self-Purification System, launched in 2021, is designed to analyze users’ intentions and behaviors and intercept negative content while recommending quality bullet chats and comments. The Avalon System now automatically processes over 720,000 pieces of negative content per day, creating positive circulation within our community. In the past year, bullet chat close rate of new users dropped 42% year-over-year, demonstrating our effective improvement of community experience. Improving Content Auditors’ Capability During the reporting period, we refined our content audit workflows with well-apportioned resources. We defined different audit workflows for different content categories and user profiles and provided custom training and assessment for content auditors of special workflow (e.g., by language) to ensure strict control of content quality. In 2021, we further expanded our content audit team, reaching a total of 3,160 by the year end and 154% year-on-year growth in the number of management positions. Improving content auditors’ capability is crucial to our content quality. We provide practical and professional training and leverage integrated assessments to quickly build content audit capabilities. We have a comprehensive training system and a team of more than 70 professionals, including senior trainers and hands-on tutors, to ensure that newly-joined content auditors are equipped with sound capabilities. In 2021, Bilibili developed an integrated online assessment platform for teaching, learning, assessing and managing content auditors, covering 100% of content audit staff with a 98% assessment passing rate. Furthermore, we provide trainings based on the latest laws and regulations, and identify and close gaps in their capabilities through training programs with simulated contest and cross-review scenarios. Cross-Review Program By allowing two groups of content auditors to cross-review the same content, knowledge gaps are identified and filled through targeted training. Red vs Blue Contest Program Content auditor capability is assessed with samples containing both good and problematic content to test the team’s ability to handle operational difficulties and to identify room for improvement, which is further addressed with targeted training. Minor Protection Training for Content Audit Team To ensure compliance with minor protection regulations, we carried out dedicated training that covered all content auditors. The training received a 99.9% positive rating.

Bilibili 2021 Environmental, Social and Governance Report 25

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Product Innovation
Quality Content and Vibrant Community
Healthy Commercial Ecosystem
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Harmonious Community

We believe a good community can tell true from false, and good from bad. We also believe a community is a place to reach consensus rather than create disputes. To achieve this goal, we promote content positivity and set clear guidance on interactions to protect our community. By developing a self-purification system, we continuously improve community management and optimize policy support, workflows and reviews, cultivating a culture of openness and inclusivity.


Release & Review
Process Control
Community Consensus & Entry Control
Community Management

Release & Review

- **Community Center**
  Community Announcement and Feedback Zone were added to the updated Community Center to enhance user engagement in community management
- **Regular Report**
  Bilibili Community Steward releases monthly data on the management of non-compliant accounts, interactions, postings and tags as well as dedicated governance programs

Reports of Non-Compliant Behaviors

In 2021, a total of 387,000 accounts, 31.61 million interactions and 5.44 million postings were identified as non-compliant and processed accordingly.

Process Control

- **Discipline Committee**
  In 2021, we updated our Community Discipline Committee system to broaden its responsibility and include new content assessment metrics in our new assignment system, such as interesting, heart-warming and value-generating
- **Avalon System**
  The Avalon System is designed to analyze users' behaviors and intercept negative content while recommending quality bullet chats and comments, creating positive circulation within our community
- **Users**
  Users can report inappropriate, offensive or dangerous content through the Report[29] link. Once the content is confirmed inappropriate, we will temporarily or permanently suspend its account and display results and reasons through the Dark Chamber to all
- **Community Operation Team**
  Take the initiative to carry out dedicated actions to address low quality, trolling content and marketing-only spammers
- **Content Audit Team**
  Define red lines, identify risks, handle sensitive and inappropriate content according to regulations
- **Customer Service Team**
  Handle user reports, promptly release management results and process violations behaviors

Collaborative Management Results of Bullet Chats

In 2021, an daily average of 660,000 users participated in liking and reporting bullet-chats, totaling 2.96 million bullet chat likes and more than 135,000 reports per day. Improper and non-compliant bullet-chats accounted for less than 1% of the entire pool.

Community Consensus & Entry Control

- **Updated Community Conventions to Strengthen User Consensus**
  In 2021, We updated our community conventions, such as the *Community Rules* and the *Dark Chamber Penalty Regulations*. The updated conventions specified safe, scientific, and authentic as the fundamental tone of the community. In addition, the conventions also aim to build an interesting, heart-warming and value-generating content ecosystem, manage our content based on the principle of freedom, equality, justice and rule of law, and advocate friendliness, sincerity, inclusion, and respect as the community norm.
- **Official Membership Exam**
  We continue to utilize our official membership exam[30] to ensure users' understanding of community guidelines and rules. By the end of 2021, Bilibili had 145 million official members, an increase of 42% year over year

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Product Innovation
Quality Content and Vibrant Community
Healthy Commercial Ecosystem
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Healthy Commercial Ecosystem

We continue to foster a healthy commercial ecosystem based on compliance requirement and empower our content creators while strengthening our commercial value.

Upgrading Ad Content Management System

Bilibili complies with the *Advertising Law of the People's Republic of China*, the *Interim Measures for the Administration of Internet Advertising* and other laws and regulations in regions where we operate. We have updated internal policies including the *Bilibili Rules for Ad Creatives - General Specifications for Commercial Advertising* to ensure the compliance and sustainability of our commercial ecosystem.

We promptly follow up on the latest regulatory requirements and improve our ad management policies and products accordingly, further enhancing platform compliance. We optimized our ad products to provide users with a clearly visible "Skip" button for splash ads, native ads and pop-up ads, ensuring compliance and user friendliness.

We put in place well-established ad requirements and review processes to ensure advertiser qualification compliance and ad content safety. In 2021, we established a well-rounded brand assessment mechanism, integrating user feedback, regulatory requirements and trending topics to safeguard our ad ecosystem via rigorous, real-time evaluation of the attributes of advertisers, spokespersons and promotional targets. We then define our scope of cooperation according to their risk level, ensuring the security of our content. We stand firm against the red lines of "pornography, gambling and drugs" and any other content that may affect community safety, to ensure that commercial content on the platform meets both regulatory and community requirements.

During the reporting period, we added the new policy *Guidelines for Minor-related Advertising* in accordance with laws and regulations to reinforce content controls for minor users and implemented our ad-free Youth Mode, further strengthening our protection of underage users.


广告
COACH
跳过 2

Strengthening Risk Control

To further enhance ad risk management, we established a comprehensive inspection-review-processing mechanism for secondary review. During the reporting period, our commercial content inspection and review coverage rate reached 100%. In addition, we continue to focus on initiatives to protect ad creative copyrights, including an infringement detection system involving both manual and AI-powered searches. Upon identification of infringement, we impose warnings or penalties on the relevant parties according to the severity of the violation.

Compliance Training

As the platform's ad ecosystem has grown rapidly, we have launched multiple trainings to enhance our stakeholders' compliance capability and improve internal and external understanding of regulatory requirements and platform standards. In 2021, Bilibili conducted five ad content auditing training sessions, covering 100% of ad content audit employees and more than 500 participants from advertisers and other related parties.

Internally, we organized monthly professional trainings, covering employees from all ad-related departments.

Externally, we provided targeted training to advertisers tailored to their industry characteristics.

Bilibili 2021 Environmental, Social and Governance Report 27 Responsible Product Bilibili system protects and delivers users optimized through a services comprehensive through cybersecurity diversified user management and communication work together channels with partners . We attach to fulfill great our importance industry responsibilities to protecting minors .

Bilibili 2021 Environmental, Social and Governance Report 28

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Cybersecurity and Privacy Protection
User Communication
Guarding Teenagers
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Cybersecurity and Privacy Protection

The Company strictly abides by the *Cybersecurity Law of the People's Republic of China* and other relevant laws, regulations and industry standards of the locations in which it operates. We have established and implemented comprehensive management guidelines and internal cybersecurity policies, including the *Information Security Red Line (Preliminary Edition)* and *Cybersecurity Protocol*, to avoid security risks. In 2021, to respond promptly to and comply with the latest laws, regulations and national standards, we added more cybersecurity policies, such as the *Bilibili Data Security Management Protocols*, to provide a solid foundation for cybersecurity protection.

Cybersecurity Management System

Multi-level Security Management Framework

We have established a three-tier information security management structure consisting of Board of Directors - Security and Privacy Protection Committee - Security Working Group. Based on company-wide participation, we optimized protection measures and mechanisms regarding information security, cybersecurity, and data privacy.


Board of Directors
Determining security risks and response strategies
High-level decision making in response to security incidents
Formulating security-related policies and systems
Policy making and listening to feedback
Managing risks and providing quarterly reporting
Cybersecurity and Privacy Protection Committee
Establishing and running the security management system
Handling and reviewing security incidents
Communicating on proposals and supervising implementation
Ensuring execution and providing feedback
Cybersecurity Working Group
Designing security management measures and delegating work
Providing support during security emergencies and major events
Internal Auditing
External Supervision
Monitoring and providing feedback on overall security risks
Business Departments
Cooperating in implementing security measures
Improving security management capabilities
Cooperating & reporting potential risk
Supervising, auditing and communicating requirements
Cybersecurity Team
Routine implementation of security measures
Supervising routine security management
Supporting Departments
Communications and liaisons related to security risks
Flagging regulatory changes related to security management

Cybersecurity Management System

Internal and External Supervision

To form an effective security management closed-loop system, we regularly conduct internal and external audits and assessments, and actively respond to regulatory supervision and inspections. During the reporting period, Bilibili conducted a total of 12 annual internal information security audits and cybersecurity audits. We also accepted information security audits and assessments from professional third parties, and cooperated with regulators in 9 inspections for App and data compliance. Thanks to our sound management system and outstanding performance, we were able to pass all inspections and supervisory activities with flying colors.

In terms of external certifications, we underwent National Information System Security Level Evaluation and Certification following the *Measures for the Administration of Information Security Level Protection*. In 2021, we broadened the scope of business certification to further strengthen our information security capabilities. As of the end of the reporting period, the business segments for which we have obtained relevant certifications are as follows:

Segment	Status	Scope
Video platform	In compliance (Level 3)	Added live broadcasting module for certification
User information management system *(Formerly: Information management system for game users)*	In compliance (Level 3)	Expanded from game users to all users, and from account registration to account management
Game portal	In compliance (Level 3)	No change

Bilibili's Information System Security Level Evaluation Results

Moreover, we completed regulatory filings for the grading of Bilibili's game portal, information community service system and light video App as required by the *Measures for the Administration of Communication Network Security Protection*.

Bilibili 2021 Environmental, Social and Governance Report 29

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Cybersecurity and Privacy Protection
User Communication
Guarding Teenagers
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Cybersecurity Management Measures

Personnel Management

We continue to improve our information security management measures for internal and external personnel. We closely monitor the effectiveness of our personnel security measures to manage our security risk.

Internal Management

✓ Set up a routine information security supervision and inspection mechanism, and liaise with HR to preempt internal security incidents

✓ State the red lines clearly in the *Bilibili Code of Professional Ethics and Conduct* to ensure rule-based management bilibili

External Management

✓ Require all suppliers to sign a *Security Commitment*, and follow our clear stipulations to control security risks and approaches for security incidents

✓ In 2021, launched *Data Security Management System for Business Partners* to regulate third-party data use. External data transmission can only take place after filling out the *Third-Party Data Security Due Diligence Checker* and receiving green light from our security team

Process Management

We continue to enhance our security technology development, optimize the control process, and have put in place a full-lifecycle technology application plan to prevent security incidents before they occur, monitor and offer protection during incidents, and review incidents after the fact.

- In 2021, we built a data lifecycle management system to provide targeted personal information protection. The system enables us to examine data flows and realize full-automatic data management by automatically classifying, tagging and processing data. In doing so, we can trace the source, use and whereabouts of all data
- Following our self-developed HIDS system,[10] we launched SIEM[11] in 2021, to further improve the Company's security management efficiency and effectiveness

Self-developed Corporate Information Security Management System——SIEM

SIEM is an important system for enterprise-level information security. It collects security logs and alerts from all online security platforms. It is a closed-loop management system which provides security staff with both incident alerts and follow-on handling processes. SIEM is highly customizable based on the enterprise's characteristics and needs, which are seldom addressed by commercial and open-source solutions. This was the incentive for us to develop our own SIEM system to aggregate all logs and alert data from online traffic, terminals and servers. SIEM enables more precise security incident identification through aggregated analysis, drastically improving the efficiency of automated handling of security alerts.

Cybersecurity Protection for 2021 League of Legends S11 World Championship Live Broadcast

During the 2021 League of Legends S11 World Championship, our peak concurrent users reached a record high, up over 150% from the previous year. Multiple departments and hundreds of operation and tech specialists worked side-by-side to provide all-around security protection throughout the event, where they successfully identified and intercepted malicious traffic and ensured the success of the event.

We conducted effective security measures throughout the process, including creating targeted security monitoring strategies, a security monitoring dashboard, and security alerts for all domains and IPs. On the night of the finals, we intercepted tens of millions of malicious access attempts. After the event, our team utilized security intelligence to block a series of IPs that had launched malicious attacks, and performed an overhaul to improve our security protection capabilities for the future.


bilibili
上B站
看S11

Raise Awareness and Improve Skills

Awareness and the ability to handle cybersecurity-related issues are essential in building an effective security management system.

In 2021, cybersecurity trainings for all employees[12] reached 10,620 training hours in total, with 13,036 attendees and a 100% coverage rate. Training for cybersecurity and information security technicians reached 13,786 training hours, with 12,460 attendees and a coverage rate of 100%.

Scope	Topic	Attendees
Company-wide	Cybersecurity and data protection	All employees
	Data security and compliance in the internet industry	All employees
	Special session on personal information protection law	Company executives
Targeted training	Data compliance framework	Tech teams
	Commercial advertising and personal information protection	Commercial advertising related staff
	Data compliance requirements for minors	Staff of the "Youth Mode" team
	Data compliance requirements for minors	Customer service-related staffs
	Interpretation of the *Shanghai Data Regulations*	Technology teams
Onboarding	Raising awareness of data security and trade secrets	All new employees

Bilibili Cybersecurity Related Trainings in 2021

Bilibili 2021 Environmental, Social and Governance Report 30

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Cybersecurity and Privacy Protection
User Communication
Guarding Teenagers
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Privacy Protection

We see privacy protection as a pivotal service for our users, content creators and other related parties. We are committed to providing users with a secure environment and experience through systematic management and processes. The Company strictly complies with the *Cybersecurity Law of the People's Republic of China*, *Data Security Law of the People's Republic of China*, *Personal Information Protection Law of the People's Republic of China*, and other laws, regulations and policies in the locations in which it is registered and operates. We adhere to internal protocols and rules including the *User Information Protection System* and have updated our *Bilibili Privacy Policy* to ensure related legal and regulatory compliance.

In accordance with laws, regulations, ordinances and industry standards, the Company has established eight principles of privacy protection to implement full-on user privacy protection, on the basis of system compliance, user rights and comprehensive technical support. In 2021, relying on our privacy protection mechanisms, we successfully passed external evaluation programs such as the Self-Inspection and Evaluation of Personal Information Security of Digital Applications Program.

Eight Principles of Privacy Protection

Compliance	
Legality, Fairness And Transparency	Strictly abide by relevant policies and regulations and continuously improve internal privacy protection policies to ensure that personal information is collected and used in a lawful, compliant, fair and transparent manner.
Principle Of Accountability	Require employees and partners to comply with Bilibili's user information protection regulations and ensure that rules and protocols are in place for determining accountability for data and information security incidents.
User Rights	
User Consent	Ensure that users are fully informed and give voluntary and unequivocal consent, and that user demand and user rights are addressed in a timely manner.
User Experience Optimization	Provide clear and easy access for users to grant or revoke permission and delete accounts, etc., and formulate more rigorous information protection measures for minors to fully protect the rights and interests of users.
Technical Support	
Minimal Data Collection	Ensure that only the minimum amount of data required for processing is collected, honor the scope of data collection defined by the *Bilibili Privacy Policy*. Collect and use data only within the range of products and services consented to by the user.
Data Accuracy	Ensure that users' electronic and hard-copy personal files are encrypted and protected to prevent information tampering and ensure accuracy.
Rigorous Data Storage Restrictions	Strictly abide by the *E-Commerce Law* and other laws and regulations to ensure storage of only essential personal information and deletion or anonymization thereof upon expiration of the storage period.
Data Integrity And Confidentiality	Specialized security departments are responsible for data security and security emergency response according to our early warning mechanism and emergency plan, using industry-recognized security protection measures and technical tools to protect users' personal information and ensure data security to the greatest extent possible.

In response to newly issued laws, regulations and regulatory requirements, we have ramped up our user privacy protection efforts by:

- Revamping our management organization: Upgrading the former Cybersecurity Management Committee to the Privacy and Cybersecurity Management Committee to provide organizational support for in-depth implementation of privacy protection principles
- Upgrading product features: Product upgrades to provide users with solid product security assurance
- Multiple user privacy protection feedback channels:[32] Actively collecting comments and suggestions from users and to ensure cybersecurity and privacy protection for users

Upgrading Product Features

Agreement Updates

Updated privacy policies and annual report agreement for all Apps

New Features and Business Compliance

Conducted security overhauls before launch, and reduced risks through agreements, access restrictions and other measures

Cross-Product Data Usage

Obtained informed consent from users in advance

Privacy Protection for Content Creators

Based on our internal and external protection mechanism for content creators' personal information,[33] we set up an additional dedicated channel for handling their privacy protection related complaints, so as to provide content creators as well as users with all-around information protection. In 2021, we launched communication campaigns for content creators to enhance their awareness of data security.

A Content Creator's Guide to Fraud Prevention

We produced an animation, *A Content Creator's Guide to Fraud Prevention*, as training material to address password security, email phishing, personal information protection, equipment protection and other topics to remind content creators of the importance of online information security. The training was accessible to all content creators, effectively improving their personal information protection awareness and ability.


个人信息
被泄露

Bilibili 2021 Environmental, Social and Governance Report 31 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Cybersecurity and Privacy Protection User Communication Guarding Teenagers Knowledge and Experience Sharing We are committed to promoting industry development through experience sharing. We contribute to the launch of industry-wide data security regulations through participating in the drafting of relevant standards and rules. In 2021, Bilibili was invited as one of the pilot companies to participate in the drafting and research of the Data Security Requirements for Online Audio and Video Services and offered constructive input on the feasibility of the proposed terms. Our “Bilibili Security Emergency Response Center” regularly engages the “White Hats“34 in technical knowledge sharing, and has set up monetary incentives and a ranking system to reward voluntary reporting of security issues. In 2021, we received 3,325 security reports, 443 of which were verified, and provided RMB 450,000 cash rewards to contributors. Participating In Cybersecurity Drill In May 2021, Bilibili participated in the Rockhard Cybersecurity Drill and was awarded the honor “Outstanding Defense Team” for its outstanding counter-attack systems and security strategies throughout the Drill.

Bilibili 2021 Environmental, Social and Governance Report 32

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Cybersecurity and Privacy Protection
User Communication
Guarding Teenagers
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

User Communication

We focus on user needs, pay attention to user perceptions, value user input, and are committed to providing products and services that meet users' spiritual and cultural needs while enhancing their overall experience.

Listening to Users

Collecting User Input

We see users' demands as the compass for our way forward and continue to encourage users to participate in our product and service optimization. Between June 2020 and May 2021, a total of 84,000 users offered product-related advice and suggestions to help us grow.

Enhancing User Experience

To address user feedback in a timely manner and improve their experience, we set up customer service channels for games, live broadcasting, and our video platform respectively, where dedicated customer services help address user complaints, suggestions, and feedback. In 2021, we further optimized our customer service management system to ensure our customer service specialists' professionalism, rigor and positive attitude.

In addition, we formulated the *Standard Customer Service Operating Procedures* to further enhance the service experience through standardized service procedures. We continue to pay close attention to quantitative metrics such as complaint acceptance rate and feedback resolution time, and continuously optimize the complaint handling process. In the reporting period, to raise response efficiency and complaint resolution rate, we made special efforts to optimize the complaint handling process. We established guidelines and detailed instructions for various types of complaints, delegated greater authority to customer service staff, and improved the ability of customer-facing staff to directly resolve user concerns, so that users can receive the prompt response.


Users
Inquiries or complaints
Bilibili Customer Service
Replying promptly to service tickets
Providing helpful, friendly replies during service sessions
Clarifying user demand, and cross checking with relevant teams whenever necessary to provide articulate replies
Swift feedback
Swift feedback
Problem solved
Additional intervention needed
Intervention
Follow up promptly and track the results after intervention
Bilibili's Customer Complaint Response Workflow

13 million customer service orders across all channels

160,000 user complaints

1.5 days average resolution time per ticket

Encouraging User Input

During Bilibili 12th Anniversary Speech in June 2021, we presented 12 users who contributed the most useful feedback with the "2020-2021 Annual Product Contribution Award", and physical plaques. Meanwhile, we also made it our long-term mission to encourage users' contributions, through awarding them every year with the number of users selected equivalent to the Company's age.


过去一年
有84,000名用户给B站的产品提建议
Bilibili 12th Anniversary Speech

Bilibili 2021 Environmental, Social and Governance Report 33 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Cybersecurity and Privacy Protection Responsible Product User Communication Guarding Teenagers Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Improving User Satisfaction To continuously improve user satisfaction, the Company established the Satisfaction Management System in 2021, breaking down relevant requirements into clear KPIs and managerial results for relevant departments. Additionally, the Company launched a variety of customer service training programs, covering professional skills, practical operations, management improvements and comprehensive capabilities, to support customer service team to improve user satisfaction. Addressing Special Needs We are committed to addressing user needs and meeting their spiritual and cultural demand by leveraging the positive atmosphere and humanistic care of our community. “Bilibili Commemorative Accounts” We remain committed to providing better user care by optimizing our products and services. We launched the “Bilibili Commemorative Account” for users who passed away. With consent from their immediate family members, we mark and protect the account of deceased users as a “commemorative account” to memorize that they had shared the same world with us. Optimizing the Charging Station Program According to The Development of Chinese National Mental Health (2019-2020) released by the Institute of Psychology of China, Chinese Academy of Sciences, the detection rate of depression among Chinese teenagers in 2020 was 24.6%, among which the detection rate of major depression was 7.4%. Depression has become a major threat to the healthy growth of teenagers. Many users confide their personal issues to our customer service, owing to the open and inclusive community atmosphere and our patient and caring customer service staff. To provide an outlet for users to talk about their issues, we established the Charging Station Program in 2019 to provide psychological counseling for users with emotional issues, and to implement crisis intervention programs for users with suicidal tendencies. Since Charging Station Program started, over 86,000 users, among which 85% were underage, have received emotional and mental health support from our customer service team. To better help more teenagers who are suffering depression, we provide regular professional psychological trainings to our customer service team, and work with the Communist Youth League of Shanghai Municipal Committee counseling team to provide free counseling to users in need and to build multi-dimensional mental health support. In addition, the content audit team screens our bullet-chats, comments, moments and video submissions for keywords related to depression and suicidal thoughts, and alert customer service team for psychological intervention or involve with police if needed. Protecting Users’ Mental Health with Industry Experts In March 2022, we started collaboration with the Mental Health Center affiliated to Shanghai Jiaotong University School of Medicine. The Mental Health Center has offered Bilibili users professional support via setting up official accounts on Bilibili, and providing psychological counseling as hotline volunteers and online psychiatrists. The Shanghai Mental Health Center also provides support with a team of volunteers through the Shanghai Mental Health Hotline 962525 to handle some of the requests from our Charging Station program. Meanwhile, their professionals are also scheduled to provide weekly online counseling for users with emotional issues through the Charging Station. inquiries 86,000 received+ by the Charging Station 25,000+ emergency rescues

Bilibili 2021 Environmental, Social and Governance Report 34 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Cybersecurity and Privacy Protection User Communication Guarding Teenagers Guarding Teenagers Teenagers are the hope of the future and we are committed to guiding their healthy growth. Bilibili is devoted to building a healthy environment for the young generation by enhancing minor protection system and anti-addiction measures and sharing our experience. Minor Protection System Bilibili has established a sound minor protection system and continues to optimize measures to align with the latest regulatory requirements. We are committed to creating a protection system with Bilibili’s own characteristics and delivering full protection for teen users and content creators through different phases and milestones to provide minors with a healthy and secure online environment. Continuously Improving Minor Protection Measures 2019.05 Officially launched “Youth Mode” 2020.04 Optimized the anti-addiction functions via setting login reminders and access restriction periods according to the updated requirements of the NPPA 2021.01 Launched the minor identification system to prohibit minors from virtual gifting. If adult users can prove that their virtual gifts are conducted by minors, they can claim for a refund 2021.08 Launched the Dedicated Minor Protection Project (phase I) where the unique attributes of our users and platform were taken into account to establish a sound and Bilibili featured minor protection system, responding to the Law of the People’s Republic of China on the Protection of Minors 2021.11 Conducted the Dedicated Minor Protection Project (phase II) by establishing a systematic framework for underage risk content and control strategies, formulating a routine management plan targeting underage content creators and upgrading the Youth Mode 2019.11-12 Launched anti-addiction features to all games, according to Notice on Preventing Minors from Indulging in Online Games issued by The National Press and Publication Administration of China (NPPA) 2020.10 Optimized its real-name registration system for games and anti-addiction system on the mobile platform, responding to the amendment to the Law of the People’s Republic of China on the Protection of Minors (2020 Revision) issued by the Standing Committee of the National People’s Congress 2021.03 All online games were connected to the real-name authentication system of the Publicity Department of the CPC Central Committee 2021.09 Improved gaming real-name verification system, setting corresponding limits on minors’ gaming time and issuing relevant notices, responding to the the clear time restrictions for minors with online game access in the Notice on Stricter Management and Effective Prevention of Online Game Addiction for Minors Video Games Live Broadcasting

Bilibili 2021 Environmental, Social and Governance Report 35

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Cybersecurity and Privacy Protection
User Communication
Guarding Teenagers
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Dedicated Minor Protection Project

In 2021, the *Law of the People's Republic of China on the Protection of Minors (Revised Edition)* was enforced, specifying requirements for minor protection measures on online platforms. During the reporting period, we launched our Dedicated Minor Protection Project (phases I & II) to further improve our minor protection system in respect of age authentication, data and privacy security, content management and so on.

Category	Module	Optimization of Minor Protection Measures
Age Authentication	Parental authorization	Added the parental authorization and underage users identification features
	Underage content creators' protection	Developed various approaches to identify underage content creators, providing protections to minors on their video submissions, bullet-chatting, commenting and messaging
Data and Privacy	Privacy agreements	Launched the *Bilibili Guidelines on Personal Information Protection of Minors*, and *Instructions on Authorization of Parents/Guardians*
	Isolation of underage users' data	Isolating data per levels of sensitivity
Content Management	Identifying inappropriate content for minors	Tagging the minor-inappropriate content, such as dangerous activities
	Systematic risk framework and strategy for minors	Conducting overhauls of minor-related risks across the platform and designing corresponding strategies

We remain committed to our mission of providing all-round teenager protection, and rise up to our broader responsibility of providing positive guidance for teens. Bilibili established the Minors' Rights Protection Center [35] under the guidance of the Cyberspace Administration of China. Over these years, we have recruited legal experts, counselors and social workers to provide legal suggestions and counseling services to families with problems of their children's internet use to ensure full-on protection for teen users.

We provide multiple minor protection feedback channels,[36] including in-App customer services, email and mailbox. We will promptly respond once we receive feedbacks and verify the guardians and minors identifications.


静

Bilibili 2021 Environmental, Social and Governance Report 36 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Cybersecurity and Privacy Protection User Communication Responsible Product Guarding Teenagers Creator & Partner Empowerment Human Capital Environmental Protection Creating Social Value Appendix Bilibili 2021 Environmental, Social and Governance Report 36 Anti-Addiction for Minors A Comprehensive Protection Mechanism In response to relevant national policies and requirements, Bilibili actively explores ways to create a minor protection system focused on both prevention and guidance. We have established and applied a comprehensive minor protection mechanism to our various product features, including video platform, live broadcasting and online games. Video “Youth Mode” Reminder at launch: Pop-up reminder at launch to choose to switch on the “Youth Mode,” when a user first opens our App in a day Content restrictions: Selected youth-friendly categories, including courses, music, calligraphy, art, and handicraft content. Content auditors will conduct the second round of audits on the selected videos to guard content safety Log-out permissions: Under Youth Mode, parents can set up passwords to manage the teenager’s time spent on Bilibili Time restrictions: Under Youth Mode, users’ daily time is limited up to 40 minutes, and App access is denied from 10:00pm to 6:00am the next day Feature restrictions: Disabled features include live broadcasting, watching bullet chat, sending bullet chat, searching, sharing, submitting creations, messaging, withdrawing cash, sending virtual gifts and topping up Live Broadcasting “ Minor Protection “ Feature restriction: No live broadcasting function under Youth Mode Real-name authentication: Requiring real-name registration for all virtual gifting users. Underage users who do not turn on Youth Mode will be identified and forbidden from virtual gifting in live broadcasting Live broadcasting host: Teens under the age of 16 are not eligible to register as a live broadcasting host, and those aged 16-18 are eligible only following parental or legal guardian consent and age verification Online Games “Anti-Addiction System for Minors” Upgraded our anti-addiction measures for underage users, according to further requirements of the NPPA: Real-name registrations: Users are required to register with a valid ID before accessing games. Bilibili does not provide game service in any form to users who have not registered and logged in under their real names Time restrictions: We provide only one hour of gaming service to minors from 8:00pm to 9:00pm on Fridays, Saturdays, Sundays and public holidays Spending restrictions: We implement spending restrictions for minors in accordance with relevant regulatory guidelines

Bilibili 2021 Environmental, Social and Governance Report 37

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Cybersecurity and Privacy Protection
User Communication
Guarding Teenagers
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Improving Content Quality and Diversity for Teenagers

We continue to provide positive and fulfilling content for teenagers. In 2021, we kicked off the "Knowledge Light-year" Science Education Program for teenagers, and invested earmarked funds to inspire more educational science content creators for our teenage users. The program covers in-depth video lectures on topics such as the origin of the earth, the evolution of life, human civilization and the universe. Featured lecturers include Nobel Prize winners, academicians of the Chinese Academy of Sciences and university professors, who take young users on a fun expedition into science.

Category	Creator	Subscribers
Volcanology	Academician Jiaqi Liu	Subscribers: 213k
Art	Artist Huaxiaoluo	Subscribers: 2.38mn
Zoology	Science Life of Xiaoliang	Subscribers: 7.39mn
Literature	Teacher Jianye Dai	Subscribers: 2.99mn
History	Teacher Gengzhe Yu	Subscribers: 501k
Zoology	Furry Planet	Subscribers: 521k
Histrory	Zhiyuan Fang Teaching Ming Dynasty	Subscribers: 112k
Chemistry	Michael Levitt	Subscribers: 406k
Neurology	Edward Moser	Subscribers: 384k

Experience Sharing

Bilibili is committed to bringing together industry forces to jointly provide a healthy and safe online environment for young people. We actively organize and participate in industry events to learn from industry insights, share our own experiences, and facilitate the development of teen protection for both Bilibili and the industry.

In the reporting period, our independently developed AI technology for identifying and intervening in "soft pornography" and "personal attacks" in the community, was featured in the *Artificial Intelligence for Children Research Report*," effectively ensuring a healthy environment for the growth of minors.


Nice Day

Bilibili 2021 Environmental, Social and Governance Report 38 Creator & Partner Empowerment are Our committed partners are to the building important a close driver win- win for our relationship business with development our suppliers . We. a We stage vigorously to showcase support their content talent creators . We are and also OGV continuing producers, to providing organize industry development -wide . events and explore innovative models for sustainable

Bilibili 2021 Environmental, Social and Governance Report 39

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Supplier Management
Supplier Support
Content Creator Supports
Human Capital
Environmental Protection
Creating Social Value
Appendix

Supplier Management

Suppliers are important partners to our value creation. Bilibili has always attached great importance to continuous management of our supply chain. Through a full-lifecycle supplier management model and strict risk prevention and control measures, we continuously ensure quality suppliers and stable supply chain operation.

As of December 31, 2021, the Company had 6,966 suppliers, distributed across the following regions:


Hong Kong SAR, Macao SAR, China's Taiwan and Overseas: 652
9.4%
Mainland China
China: 6,314
90.6%

Supplier Access Management

In 2021, our procurement department updated supplier access management in its *Supplier Management Policy* to clearly define procurement standards, rules of access and standard workflows for access evaluation, thus providing clear guidelines for procurement and access management. We formulate standardized procurement criteria for different industries. Our procurement center is responsible for assessing supplier eligibility based on company criteria and rating them according to the applications they submitted.

The management of OGV professional content suppliers plays a pivotal role in ensuring content quality. We strictly follow procurement standards[38] and purchase only copyrighted content from professional content producers and publishers to ensure content quality and compliance.

Supplier ESG Management

We adhere to the concept of sustainable management. We implement risk management measures, strict supervision and rigorous examination in the full-lifecycle of our suppliers.

Business Ethics Risk Management

For Suppliers

Before approving access to our supplier pool, we require all suppliers to sign the *Business Ethics Commitment*, as a binding document to enforce consensus on business ethics.

During the service period, suppliers are required to strictly abide by stipulations in the commitment. We closely monitor their business practices, if violations occur, the supplier will be disqualified and blacklisted from our supplier list.

For Employees

We formulated the *Gift, Compensation and Service Management Policy* to detail the code of conduct for the procurement team when engaging with suppliers.

We appointed the Self-Discipline Committee to supervise all business conduct in the procurement process to safeguard the integrity of the Company's business ecosystem.

Environmental Risk Management and Control

Bilibili prioritizes green data center to manage environmental risks. Currently, all of the Company's data center suppliers are large or medium-sized organizations which value green energy and energy conservation. We continuously reinforce control over our data suppliers' PUE by setting up reward and punishment mechanisms to incentivize suppliers to use renewable energy, develop energy efficient technologies, and achieve energy saving and emission reduction.

Bilibili 2021 Environmental, Social and Governance Report 40 About the Report Letter from Management About Bilibili 2021 Highlights Responsible Governance Quality Product Responsible Product Supplier Management Creator & Partner Supplier Support Empowerment Content Creator Supports Human Capital Environmental Protection Creating Social Value Appendix    Supplier Support It has always been Bilibili’s mission to promote Chinese original content to audiences around the world. We actively support quality Chinese anime and documentary production companies through financial investment and technical assistance. Support for Chinese Anime Made by Bilibili, Made for Global In November 2021, we held the 4th MADE BY BILIBILI Chinese Anime Press Conference, where we upgraded our Chinese anime slogan as “Made by Bilibili, Made for Global.” Since 2018, Bilibili has released a total of 178 Chinese anime titles39 and become one of the largest anime production companies in China. We continue to encourage anime lovers on their creations and bring their proud productions to the world. Upgraded Support Program To further discover and better support emerging anime talents in China, we upgraded the “Little Universe Program” to the “Bilibili Light Catcher Program” in 2021, delivering targeted support initiatives to animators and enthusiasts on different levels and inspiring more anime enthusiasts to take a greater step toward their dreams through our platform. Support for Documentaries In December 2021, we held the 1st Bilibili Documentary Press Conference, and rolled out the “Darkroom Lamp Program” to encourage documentary lovers to become documentary creators, and to further empower them to become professional documentary filmmakers. The “Darkroom Lamp Program” received a total of 188 submissions, for which we provided full-process support for documentary creators to become professional documentary filmmakers, and in turn, introducing more fresh new talents to the industry. As of the end of 2021, Bilibili had produced 106 documentaries.    The Diamonds in the Rough Open to all anime lovers, especially to the newcomers to anime creation Providing basic tutoring and support, including beginner courses in original designs, introduction to animation, and behind-the-scene insights The Little Universe The Capsule Focus on young creators in colleges and Open to professional teams universities, start-up studios, etc. Soliciting original anime short videos Soliciting original anime short videos, on the theme of “maximal emotions;” selecting winners by a professional panel; providing a fixed amount of financial offering winner an opportunity to further support in the early stage, and offering develop their IPs while providing diverse winners resource support for the means of support such as traffic support, international distribution professional opinion exchanges, etc.

Bilibili 2021 Environmental, Social and Governance Report 41

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Supplier Management
Supplier Support
Content Creator Supports
Human Capital
Environmental Protection
Creating Social Value
Appendix

Content Creator Supports

New innovative business, such as video and live broadcasting, have provided new driving forces for economic and social development. Under the *Opinions of The General Office of the State Council on Supporting Flexible Employment through Multiple Channels*, the booming development of video industry has created new career opportunities for the young generations. In the fourth quarter of 2021, Bilibili received an average of 10.9 million video submissions per month, up 83% year-on-year; the average number of active content creators reached 3.0 million per month, up 58% year-on-year. An increasing number of people have made a professional career of content creation out of a hobby, and are continuously sharing happiness, inspirations and affections while showcasing their talents. We are continuously upgrading our content creator services to ensure a professional, secured and sustainable creation career.

Content Creation Services

We are continuously upgrading our content creator services. We have an independent and professional team to serve and respond to content creators' needs through multiple channels to ensure service quality. In 2021, we released the *2021 Bilibili Creators Ecosystem Report* to fully review our ecosystem in terms of creators, content and commercialization.

Creation Support

We continue to optimize creation tools for content creators to empower their growth throughout different stages.

- Bilibili Creators Hub: Includes multi-modular content creation management features to enable content creators to productively create and manage their content online. Furthermore, with an expanded selection of features in our Creation Data Center, we provide quantitative metrics to help content creators improve their operations
- Content Creator Academy: Building a content creator training system to enhance content creators' creative skills through courses on content creation and operation and to provide security support through cybersecurity-related training
- Bcut: Bcut is a video editing App designed for content creators, featuring its powerful editing tools and a rich material library. Since its launch, it has reached over 9 million content creators, and is bringing all-round efficiency enhancements to content creators

Bilibili Creators Hub

Access to data

Providing a greater variety of data guidance from subscriber operation to content submission analysis

- Origin of subscribers, subscriber increase per submission, subscriber stickiness and active time periods
- Average viewing time, retention and bullet chat layout optimization, viewer portrait

Creation data center

Empower content creators by offering peer analysis, accurate performance analysis and creativity guidance

Data visualization

UI, UX, data visualization and full upgrades on desktop and mobile apps for a streamlined viewing experience

- WEB supports data exports
- Up to 90 days of infographics







Content Creator Academy


UP主学园

Bilibili 2021 Environmental, Social and Governance Report 42

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Supplier Management
Supplier Support
Content Creator Supports
Human Capital
Environmental Protection
Creating Social Value
Appendix

Protection of Content Creator Rights

We fully respect content creators and their creative work. We attach great importance to copyright protection of PUGV content and privacy protection for creators.

Content Creator Copyright Protection Program

In October 2021, we launched the Content Creator Copyright Protection Program to make it available for content creators to report copyright-infringing videos on other platforms and to enable automatic detection of suspicious content with a instant reporting feature. As of January 2022, 8,900 content creators had stood up for their rights through this program, and 68,000 videos were successfully processed for copyright infringement.

Content Creator Anti-Harassment System

We have set up an anti-harassment system for content creators through an AI protection model and a preemptive mechanism to prevent harassing messages, and to identify indecent messages as junk mail, so as to minimize negative experience for content creators without obstructing normal private messaging.

Successful Cases of Content Creator Copyright Protection Program



Anime

Content creator: Andy Videos
Subscribers: 779k
Popular Bilibili anime content creator

Uploaded a video to voice concerns about the scale of plagiarized content on other sites and the volume of traffic he had lost as a result; took effective actions against 100 copyright-infringing submissions through our copyright protection service.


84
106
106



Music

Content creator: Simoyao Smile
Subscribers: 612k
Simoyao Smile the music artist

Discovered that 53 submissions were plagiarized on other sites;
Took effective actions against 72 such videos through 205 requests .


53
205
133
72
2162068



Fitness

Content creator: Shuai soserious
Subscribers: 2.03 mn
Popular fitness content creator on Bilibili

Had 16 videos on other sites deleted through the service;
Prevented the loss of over a million views.


944179

Creation Resource Support

We continue to expand our legitimate resource library to support creations. So far, we have reached multiple long-term copyright partnerships with music labels and record companies, dedicated to providing a wealth of copyrighted music materials to content creators.

~150k

copyrighted tracks in content library

30k+

BGMs of diverse genres and canned music[40] tracks

Bilibili 2021 Environmental, Social and Governance Report 43

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Supplier Management
Supplier Support
Content Creator Supports
Human Capital
Environmental Protection
Creating Social Value
Appendix

Training Programs for Content Creators

We see communication with content creators as an important way to ensure our mutual development. We actively provide dedicated training programs to enhance their operation capabilities and improve their risk prevention awareness, and have organized a series of online and offline engagement activities to share experiences and support content creators' growth.

Bilibili conducts a satisfaction survey for every content creator event, and identifies and implements improvement measures based on survey results to further optimize event experience and quality. The overall satisfaction rate of content creator events in 2021 was 95%.

Commercialization Training Sessions

In 2021, we organized two commercialization training sessions. The trainings elaborated on the integration of commercial content creation and users' experience, enabled content creators to gain in-depth understanding of the business needs of advertisers and allowing them to leverage other content creators' success stories. Our trainings successfully bridged the communication between advertisers and content creators, improving commercial value of the content creators and the platform.

Trademarks and Copyrights Training Sessions

In 2021, to help raise content creators' awareness of compliance and shed light on common issues regarding trademarks and copyrights, the Company's legal team organized training sessions on trademark and copyright related topics, and released the *Content Creators' Primer on Trademarks* and *Content Creators' Primer on Copyrights*, followed by further elaborations through videos to all content creators. Meanwhile, in light of the trademark registration and copyright protection issues that content creators often run into, we have provided the customer service and content creator service teams with a library of common FAQs on trademark registration and copyright issue so that they can better answer relevant inquiries from content creators.


理论上，B站每个视频，都____“恰饭”。

Bilibili Advertising Operating Experience Sharing



BILIBILI POWER UP Top 100 Content Creators "Amazong" Commercial Experience Sharing

Bilibili 2021 Environmental, Social and Governance Report 44

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Supplier Management
Supplier Support
Content Creator Supports
Human Capital
Environmental Protection
Creating Social Value
Appendix

Incentives for Content Creators

We have launched a multi-level incentive plan to provide support to content creators at different stages of their growth.

Expanding and Diversifying Monetization Channels

In 2021, we continued to explore and diversify monetization channels for content creators, bringing commercial value to high-quality content while building a sustainable and ever-growing content creator ecosystem. In 2021, 1.3 million content creators monetized their content through multiple commercial channels on Bilibili.

- Near **90%** of content creators with over 10k followers generated income on Bilibili
- **557,000** content creators enrolled in cash incentive program
- **113,000** content creators enrolled in various ad programs (including Sparkle Platform, recommended ads, etc.)[7]
- **610,000** content creators generated income through live broadcasting

BILIBILI POWER UP 2021 Top 100 Content Creators Awards

In January 2022, we held the BILIBILI POWER UP 2021 Top 100 Content Creators Awards Ceremony. We awarded multiple content creators from the dimensions of professionalism, influence and innovation, including the Annual Top 100 Content Creators, the Annual New Content Creators Award, and the Best Video of the Year. As the influence of Bilibili and content creators increases, being a Bilibili content creator has emerged as a novel profession recognized in mainstream society.

Monetization							
Commercial orders	The Sparkle Platform	Custom-made videos	Video placement	Dynamic commercial orders	Assignment plaza	Accepting assignments with cash rewards
Revenue sharing	Ad revenue sharing	Custom-made videos	Ad tenders	Ad displays		
Virtual gifting	Live broadcast gifts	Gifting credits to content creators				

Multiple Commercialization Channels


BILIBILI
POWER UP 2021

BILIBILI POWER UP 2021 Top 100 Content Creators Awards

Bilibili 2021 Environmental, Social and Governance Report 45

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Supplier Management
Supplier Support
Content Creator Supports
Human Capital
Environmental Protection
Creating Social Value
Appendix

Support for Content Creators with Special Needs

There is a special group of content creators on Bilibili who, despite illnesses or challenging life circumstances, still keep on creating content and sharing their positivity and optimism. Bilibili is grateful for their hard work and positive attitude in their creative endeavors. Through in-depth research on content creators with special needs and their challenges in content creation and general operations, Bilibili has proposed three categories of support to further enhance their creation experience.

Support Measures for Content Creators with Special Needs

Technical Support

- Increasing investment in accessible products to optimize accessible features in depth, e.g., intelligent subtitles, video editing, video uploading, etc., to help content creators communicate their needs and feedback and optimize the product and experience

Traffic Support

- Inviting Bilibili's official accounts or trending content creators to submit jointly-produced videos with content creators with special needs to help them bring in more traffic and gain more attention and impact
- Leveraging our platform to tell the stories of content creators with special needs to a wider audience, and assist them in making their voices heard

Commercial Support

- Setting up the "Communities with Special Needs Care Program" to provide help to content creators with special needs, with RMB1.1 million cash incentives offered so far
- Collaborating with e-commerce, advertising, lives broadcasting and other commercialization teams to provide content creators with special needs with monetization channels

Representatives of Content Creators With Special Needs



Psychologist Mingjun Zhu — Knowledge

Co-produced the world's first accessible e-sport bed

Subscribers: 455k



Hearing-Impaired Junxiang Zhu — Sign language

Insisting on promoting sign language and positive daily life

Subscribers: 45k



VS770 Qizai — Game

A path from the congenital muscular dystrophy patient to an e-sports professional player

Subscribers: 129k



Handicraft Girl Chenxi Xiang — Handicraft

An online handcrafting business entrepreneur and a muscular dystrophy patient

Subscribers: 173k



Dachengzi Haomeimei — Accessible facilities

Launched "Wheelchair Challenge" to raise public awareness of accessible facilities

Subscribers: 86k



Autistic Disorder Boy Haifeng Shu — Music

A young autistic disorder pianist

Subscribers: 18k

Accessible Product Features for Physically Challenged Content Creators

During interactions with visually- and hearing-impaired content creators, we found out that they often encounter obstacles in making videos and interacting with fans, and may need to leverage dictation software for navigation purposes. Realizing this, we started to optimize the platform's accessibility features, including editing, uploading tools, intelligent subtitle generation, color vision optimization, voice-over generation, etc. to provide physically challenged content creators with a smooth creation and viewing experience.



Intelligent Subtitle Generation



Color Vision Optimization

Bilibili 2021 Environmental, Social and Governance Report 46 Human No.5 Capital Making inclusive a difference workplace and is our growing corporate together philosophy with every . We member fully respect in a diverse, each individual’s growth. We are rights committed and interests to creating and avalue diversified his or and her inclusive development workplace and atmosphere, where our employees a safe and can healthy grow. working environment and a broad platform

Bilibili 2021 Environmental, Social and Governance Report 47

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Employee Rights and Benefits

We offer equal welfare benefits and tailored training programs to our employees. We strictly protect the rights and interests of each employee along our journey of shared growth.

Employment Compliance

Bilibili strictly complies with the *Labor Law of the People's Republic of China*, the *Provisions on Prohibition of Child Labor* and other relevant laws and regulations in the territories where Bilibili operates, and follows the *International Labor Organization Declaration on Fundamental Principles and Rights at Work*. We fully respect the freedom of association of employees. We explicitly prohibit any form of child labor or coercion in the workplace. According to *Bilibili Recruitment Management Policy*, we provide equal interview opportunities for all applicants. We formulated the *Bilibili Attendance and Holiday Policy* to protect the rights and interests of our employees. We strictly prohibit the use of forced labor and allow flexible working hours for our employees.

Fair Employment and Zero Tolerance for Discrimination

We follow the principle of fairness and justice. We do not allow any type of discrimination, including but not limited to nationality, age, ethnicity, gender, faith, illness, and mental or physical disabilities. We offer equal employment opportunities to every staff.

In the *Bilibili Code of Business Conduct and Ethics*, we have firmly stated our "zero tolerance" stance for discrimination or harassment. In 2021, we published the *Bilibili Professional Ethics and Code of Conduct* to further explicitly prohibit any form of discrimination, sexual harassment or other unethical behaviors in the workplace. We provide a variety of reporting and complaint channels for employees (for details of complaint channels, please see Page 13 of this report) and strictly protect the privacy of whistleblowers against any retaliation.

We routinely forecast recruitment demand and proactively expand our talent pool through professional hiring, campus recruitment and school-enterprise joint programs. As of December 31, 2021, Bilibili had 12,281 employees in total. A breakdown of employees by gender, function, age and region is as follows:


Gender (Number of employees, %)
7,194 59%
5,087 41%
Male
Female
Function (Number of employees, %)
748 6%
634 5%
1,793 15%
5,946 48%
3,160 26%
Product & Technology
Content Review and Customer Services
Content Operations
Platform Operations
Others*
*Management, Sales, Finance and Administration
Age (Number of employees, %)
11,499 94%
782 6%
Gen Z+
Non-Gen Z+
Region (Number of employees, %)
158 1%
12,123 99%
Mainland China
Hong Kong SAR, Macao SAR, China's Taiwan and Overseas

- Our talent team is **mainly composed of "Gen Z+[2]" with an average age of 27,** contributing to the innovative power and vitality of our development
- We value female employees and their development. **Female employees accounted for 41% of our workforce**
- We consistently invest in technological innovation and product quality. **48% of our workforce are product and technology employees[1]**

Bilibili 2021 Environmental, Social and Governance Report 48

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Compensation & Benefits

We offer competitive compensation packages and benefits. Based on our *Bilibili Employee Welfare System*, we established a diversified and rich employee welfare system. We offer general welfare for all official employees and additional benefits for employees' children and interns. With our *Global Share Incentive Plan* and the *2018 Share Incentive Plan*, we reward employees who have made a significant contribution to the Company as well as those who play key roles in ensuring the Company's future development.

Labor Union

In March 2022, we officially established the Bilibili Labor Union to further protect the rights and interests of employees. Union members could enjoy benefits and services including critical illness insurance, legal assistance, rights defense, and health retreats, etc.

The Love Live[41]

The Love Live is our employee mutual support foundation. It upholds the principles of openness and transparency, and publishes an annual report with respect to its funding pool and allocation status. As of December 31, 2021, a total of 7,489 employees had joined the Love Live.

Residence Registration

To help young employees better adapt to life in a big city, we consistently facilitate their residence permit applications and residence registration transfers. In 2021, through our talent introduction and graduate programs, we assisted nearly 280 employees in transferring their residence registrations to Shanghai.


中 秋 家 庭 日
贰 零 贰 壹

Employee Benefits

Onboarding Benefits
- Enrollment Gift Package

Exclusive Benefits
- Meal Allowance
- Phone Bill Allowance
- Family Day
- Commute Allowance
- Snacks and Beverages
- Festival Gift Boxes
- Bilibili Premium Membership
- Employee Interest-Based Clubs
- Supplementary Meal
- Foodies Day

Special Holidays
- Annual Leave
- Children's Day
- International Women's Day

Recreational Benefits
- Gaming Zone
- Pantry
- Fitness Room

Employee Care
- Employee Medical Insurance
- Family Bereavement Money
- Antenatal Check Leave
- Paternal Leave
- Nursing Rooms
- Nursing leave
- Marriage Leave
- Maternal Leave
- Bereavement leave
- Extra Maternal Leave for Multiple Birth
- Maternal Celebration Gift

Insurance Coverage
- Medical Insurance
- Pension
- Work-related Injury Insurance
- Maternal Insurance
- Unemployment Insurance
- Supplementary Commercial Medical Insurance

Health & Safety
- Annual Physical Examination
- AED[46]
- Health Support House
- Paid Sick Leave
- Professional Health Counseling
- EAP[47]

Anniversary Gifts
- Company Anniversary Souvenirs
- Birthday Gifts

Housing Support
- Statutory Housing Fund

Holiday Activities
- New Year's Day
- Valentine's Day
- Women's Day
- Mother's Day
- Children's Day
- Dragon Boat Festival
- Mid-Autumn Festival
- Programmer's Day
- Christmas
- Lantern Festival
- Flower Fairy Festival
- Fall in Love in 520 Festival
- Father's Day
- Chinese Valentine's Day
- Halloween
- Premium Membership Festival

Bilibili 2021 Environmental, Social and Governance Report 49

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Talent Training & Development

We are committed to improving the talent training system, through extensive and customized training programs, smooth talent development pathways and fair and transparent performance evaluation system. We acknowledge each employee's characteristics and provide support to help them realize their career goals and personal values.

Talent Development

In January 2022, we updated the *Bilibili Academy Training Management Code* from various perspectives, including training demand, session planning, implementation management, effectiveness evaluation, employee file management and discipline requirements. We also further enhanced our employee training system, including general training and expertise training, etc., leveraging both online and offline channels to holistically enhance employee capabilities.

Bilibili Staff Training System

General Training	Graduates program: Assist graduate recruits in smooth transition to new roles Panel speech: A platform for employees sharing technical knowledge B-talk: Invite employees to share trending issues of concern at Bilibili
Professional Training	Tech lecture series: R&D training programs to facilitate fast growth of entry-level engineers Go language & architecture series: Advanced courses on Go language & architecture with Bilibili case studies
Leadership Training	For supporting department: Systematically-designed leadership training to facilitate fast growth For R&D department: Professional training to improve team and project management capabilities For content audit department: Courses for insight into talent selection, training and retention skills
Internal Trainer Program	Internal trainer training: Teaching skills for internal trainers Internal training panel: Internal employee knowledge sharing according to training needs

Based on our training system and objectives, we have arranged diverse training activities. To maximize our employees' potential, we have formulated personalized training programs tailored for positions in different departments, such as product and technology, customer service and content audit.

2021 Employee Training Statistics

14,944
Total Attendance of Trainings

362,083
Total Training Hours

29.5
Average Training Hours per Employee

Average Training Hours by Gender[41] (Hours/Person)


29
30
Male
Female

Average Training Hours by Position[42] (Hours/Person)


26
29
30
Senior Management
Middle Management
General Staff

% of Different Gender of Total Trained Employees[43]


59%
41%
Male
Female

% of Trained Employees in Different Gender[44]


92%
92%
Male
Female

% of Trained Employees in Different Position Levels[44]


100%
80%
97%
Senior Management
Middle Management
General Staff

% of Different Position Levels of Total Trained Employees[43]


0.5%
3.5%
96%
Senior Management
Middle Management
General Staff

Bilibili 2021 Environmental, Social and Governance Report 50

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

School-Enterprise Collaboration

"Join Bilibili, Together, We Produce Happiness!" is our talent recruitment slogan. We have set up graduate recruitment and internship programs and have mentors in place to provide personalized career path planning and growth support. We have established regular collaboration programs with universities to ensure a sustainable talent pipeline for the Company. In 2021, we organized 16 sharing sessions and 22 enterprise visits for universities, including Fudan University, China Academy of Art, Shanghai International Studies University, Hong Kong University of Science and Technology, Zhejiang University, East China Normal University and Shanghai University of Finance and Economics.

Joint R&D on Cloud Tech with Shanghai Jiao Tong University to Improve Bandwidth Efficiency

In 2022, we joined hands with Shanghai Jiao Tong University (SJTU) to develop video cloud technology and applied codec twin neural network-based model technology to improve bandwidth efficiency. The project expects to reduce bandwidth costs by 5% after successful development. We combined our platform's data advantages with the R&D resources of SJTU to facilitate application and contribute to both the cultivation of high-quality cloud technology talents and the enhancement of Bilibili's technological capabilities.

Performance Management

During the reporting period, we updated the *Bilibili Performance Management Policy* to further clarify the basic principles of employee performance appraisal and the assessment process, including performance targets and criteria, mentoring and feedback interviews, approval and appeals, as well as application of assessment results. We rigorously follow a fair, just and open employee performance assessment mechanism and conduct an assessment every six months to attract and retain core talents.

Target Setting

- Before the assessment, each employee is asked to set up performance targets
- Performance targets include KPIs, team management indicators and core values assessment indicators

Performance Assessment

- Self-evaluation of the established targets is to be conducted based on each individual's periodic accomplishments
- Department heads assess team members based on both their own valuation and employees' self-evaluation result

Feedback Interview

- After receiving the assessment results, employees have an interview with their supervisors to discuss the rationale for the assessment and receive performance feedback to timely identify deficiencies and areas for improvement

Results Disclosure

Performance Assessment Process

During the reporting period, we comprehensively optimized the performance assessment process to guarantee fairness and effectiveness. We launched corresponding guidance and assessment tool instructions for each appraisal section to ensure empolyees' full understanding of the criteria and processes.


2021年
H2 绩效考核工作
启动说明
绩效考核
自评指南
绩效面谈
指南
2022年
H1 绩效目标设定工作
启动说明

Performance Assessment Instructions

Bilibili 2021 Environmental, Social and Governance Report 51

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Promotion & Development

We consistently create smooth career paths for our employees. In 2021, we released the updated *Bilibili Promotion Management Policy* to further clarify the principles, evaluation cycle, scope and processes to ensure openness and fairness throughout the promotion evaluation process.

Promotion Principles

- We value both capability and performance. We focus on front-line experience and contribution to the development of the Company during management talent selection
- Combination of vertical promotion in business line and dual-path talent development. We fully respect personal development by offering opportunities for dual-path development, and help accelerate the growth of management talents by setting up a rotation mechanism

Promotion Process

- Following the principles of fairness and transparency, we review all promotion candidates and assess their performance. We further require technical specialists and managers above a certain level to conduct presentations on their overall performance. A list of proposed promotions is to be publicized after review, and will only come into effect if no objections

Dual-Path Talent Development Mechanism

We continuously improve the dual development path for employees, supporting technical specialists and managers with equal development opportunities. When the promotion process is started, employees may apply based on their personal development needs, and those who meet the requirements can choose to switch to a different development path. For those who switch channels, we provide corresponding online training courses to help them quickly adapt and develop in the new channel.


Management
M-Channel
Strategic Level
Business Leaders
Mid-level Leaders
Front-line Managers
Professional
P-Channel
Industry Guru
Expert
Advanced
Senior
Skilled
Entry-level Staff

Dual-Path Talent Development Mechanism

Encouraged Internal Mobility

To further stimulate vitality, we encouraged internal mobility based on the Company's development strategy and established the Bilibili featured "Rotation Program." With consensus, employees are able to transfer to a different position via the regular rotation program, the recruitment program for innovative project or dedicated rotation program within dedicated business sector.

Bilibili 2021 Environmental, Social and Governance Report 52

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Employee Care

We attend to the needs of each employee and strive to create an inclusive, warm and safe working environment.

Employee Activities

We are committed to providing an inclusive and healthy work environment. With no dress code and a pet-friendly culture, we embrace our employees' individualized development. As of the end of 2021, Bilibili had 27 interest-based clubs voluntarily formed by employees. The clubs arrange activities periodically, the expenses of which are partially supported by the Company.

Since their founding in 2019, employee clubs and their activities have diversified and developed rapidly:

In 2021, a total of **3,500+** employees have joined diversified clubs.

A total of **2,000+** different activities were held.

We also enrich the recreational life of our employees with Bilibili featured celebrations to strengthen their sense of belonging and happiness.

A total of **450** company-level staff activities have been held.

27 Interest-Based Clubs Voluntarily Formed by Employees

Dance Club · Electro-Acoustic Club · Lolita and Han Clothing Club · E-Sports Community · Basketball Club · Badminton Club · Tennis Club · Bilwood Movie Club · …

Diversified Employee Activities



Football Activities · Birthday Party · Foodies Day · Christmas · Halloween



Company Anniversary · Mid-Autumn Family Day · Fall in Love in 520 · E-Sports Activities

Blood Drive

Bilibili joins hands with employees in making charitable contribution. In November 2021, we held blood drive for the fourth year. More than 300 employees participated, donating a total of over 85,600 milliliters of blood. Bilibili has been honored with the title of "Shanghai Blood Donation Contribution Excellence Group of the Year".

Bilibili 2021 Environmental, Social and Governance Report 53

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Employee Communication & Feedback

We continue to improve our employee communication system to ensure communication efficiency across positions, departments and hierarchies. Employees may speak to the HR service account or send email to HR, and the HR team will promptly follow up, respond and address their needs. In 2021, we launched the Bilibili Employee Service Center to provide HR, administrative, IT and legal services as a one-stop platform to assist employees in solving their concerns.

By Channel	By Tier
HR Service Account Raise questions and get feedback via real-time messages	**Senior Executives** Senior management meetings
HR Email Raise work or life concerns through email at any time	**Mid-level Management** Biannual business meeting
Online Forum Share advice and complaints on the online forum	**Departments** Periodic department meetings and weekly reports
Departmental HRBP Communicate with the departmental HR team in a timely manner	**All Employees** Collect employee suggestions and opinions in biannual performance appraisals

Employee Communication Channels & Methods



Listening to Our Employees

We respect and embrace our employees' opinions. We continuously improve our HR management by conducting annual employee satisfaction and engagement surveys to gather employees' suggestions. Targeting the items rated "low-satisfaction" in the previous survey, we actively analyzed, discussed and made responsive improvement plans. Based on our employees' suggestions, we updated the talent development system process, optimized the position ranking system, created talent training programs, and built digital recruitment and performance management systems.

In 2021, we conducted the annual employee satisfaction and engagement survey. Based on the survey's results, our improvement focus in 2022 will be on the training of junior and intermediate managers, IT and data efficiency, internal communication mechanisms and employee support systems, as part of our continuous effort to facilitate organizational growth and employee development.

2021 Employee Survey Highlights

Overall employees' satisfaction rate

70%+

86%

of employees are confident about Bilibili's future development


变 让你看见
爱 让我听见
2021年度
"对话" 听见「你的心声」
DIALOGUE

Bilibili 2021 Environmental, Social and Governance Report 54

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Improving Talent Retention

In 2021, employee turnover by gender, age and region is as follows:

Turnover Rate by Gender[45]


Male
27%
Female
24%

Turnover Rate by Age[45]


Gen Z+
27%
Non-Gen Z+
13%

Turnover Rate by Region[45]


Mainland China
26%
Hong Kong SAR, Macao SAR, China's Taiwan and Overseas
20%

We attach great importance to employee turnover and regularly review and analyze the reasons behind it via problem-solving workshops and in-depth interviews with departing employees. In 2021, we conducted in-depth analysis on reasons for leaving in departments with high turnover rates, released monthly reports and conducted interviews to develop and implement talent retention initiatives:

Employee Growth

Career planning: To help new employees find their career goals, our senior partners and mentors assist newcomers quickly adapt into the team, team leaders share their career journey, managers share insights into the industry landscape and development prospects and HR introduces career planning programs.

Partner program: Aiming to help new staff make a smooth transition to the workplace, we provide them with on-field partners to guide and help them along.

Diversified training: Two weeks of full-time training and other diversified training resources, covering corporate culture, industry dynamics, career planning, office skills and business knowledge to help content audit employees enhance their comprehensive capabilities.

Promotion and rotation mechanism: Extensive development opportunities across departments for new employees to achieve career goals.

Stress Relief

Team building activities: Enhance employees' sense of belonging through various group activities. We held 10 team bonding activities for new employees to have fun and destress, while improving team unity.

Workload management: Improve the efficiency of the AI-powered content audit system to reduce workload.

Counseling

Mental guidance: A 24/7 service hotline offers professional psychological counseling advice for employees.

Psychological counseling: Mental health counseling activities in collaboration with the "Charging Station" to timely attend to the psychological health of employees.


Dedicated Program
Talent Retention Initiatives

Feedback Channels

Broadened feedback channels: Offering channels like our Little Mailbox for employees to speak up using real names or anonymously, with problem handling process and results open to all employees.

Management engagement: Management engages in frequent discussion sessions and workshops to formulate plans for problem solving and efficacy tracking.

Employee demand communication: HR and department management teams conduct monthly and ad-hoc interviews to collect employee feedback, including interviews with 80% of departing employees.

Little Mailbox

260 pieces of employee feedback were collected in 2021.

We followed up on each piece of real-name feedback, addressed concerns via direct contact and resolved problems according to employees' needs.

Bilibili 2021 Environmental, Social and Governance Report 55

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Employee Health & Safety

We attach great importance to the health and safety of our employees and strictly comply with the *Labor Law of the People's Republic of China* and other laws and regulations on occupational health in countries and regions where we operate. We enhance employees' health awareness with health tips, reviews of health examination and health lectures. And we provide free annual health examinations, dental and vision examinations.

Raising Health Awareness

In 2021, to further raise employees' attention to personal health, the Company raised employees' health examination participation rate via various methods, including mobile phone reminders to prevent employees from missing their appointments, organizing reviews for health examination reports, and offering lectures on previous years' high-risk conditions to enhance employees' understanding of their health status. This propelled an increase in the health examination participation rate from 50% in 2020 to 70% in 2021.


发光发热，
身体先测！
2021年度B站
员工健康福利体检
启动啦！

Reminder of Annual Health Examination

Optimizing Facilities and Services

Committed to providing a safe and comfortable workplace, we created a recreation zone and an in-house health clinic in our office. We regularly offer various health programs such as free daily fitness classes, regular sports competitions, and fire drills. Since the establishment of the clinic, we have been sending monthly health tips based on our medical reports to alert employees about seasonal diseases.

In terms of strengthening our management of the COVID-19 pandemic, we formulated and issued the *Tiered Contingency Plans for Pandemic Prevention* to implement heightened personnel mobility supervision and office disinfection, encourage vaccination, and urge employees to wear masks, maintain social distancing and attend to their personal safety.

We conducted our annual training on the use of AED[46] covering all employees and issued certificates to employees who passed the assessment. During the reporting period, a total of 169 employees acquired a certificate in AED training.

Bilibili 2021 Environmental, Social and Governance Report 56

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Employee Rights and Benefits
Employee Care
Environmental Protection
Creating Social Value
Appendix

Care for Mental Health

We attend to the mental health of our employees. We offer all employees access to the Employee Assistance Program (EAP)[47] as well as a professional psychological counseling hotline to address psychological concerns. During the reporting period, we conducted a variety of mental care activities to raise mental health awareness and relieve negative emotions.

"Heart Island Discovery Journey"

To help employees better understand their mental state and relieve negative emotions, our EAP team launched the *"Heart Island Discovery Journey,"* which included various stress relief activities such as the worry-free mailbox, stress tests and boxing classes.



Bilibili did not experience any major casualty incidents in 2021. Commuter traffic accidents caused a total of 70 lost workdays. There was one work-related death over the past three years, which we have handled in accordance with legal requirements and diligently followed up with care and safety training.

Dedicated Program: Employee Health & Safety Optimization

Employee health and safety is at the core of corporate development. We attach great importance to the health and safety of employees and have carried out dedicated actions to raise awareness and further support the physical and mental health of employees.

Reasonable Hours, Increased Personnel

To ensure reasonable working hours of employees, we provide different working schedules based on the position's characteristics, including standard working hours, variable-interval working hours and comprehensive working hours. In 2022, we plan to recruit 1,000 additional content audit employees to reduce per capita workload.

Enhanced Risk Response Efficiency

We established the emergency response mechanism and process with clear handling procedure, defined contacts, responsible persons and responsibility scope to ensure timely response and proper handling of employee health and safety emergencies.

Health Management System

We improved employee health and safety protection as well as our EAP program. In addition to annual health examinations, we arranged for enhanced medical examinations for all content audit employees. We intend to add health clinics for employee health protection. We also reminded employees to participate in our free health examinations to help them keep abreast of their physical conditions.

Improved Risk Response Capability

We improved our emergency response capability to employee health and safety incidents, and enhanced contingency resilience by installing additional first-aid equipment and conducting first-aid trainings.

Mental Health Support

We improved our EAP program, raised employees' attention to mental health and designed stress relief activities. We also launched employee care programs and a 24/7 mental health hotline to help employees relieve negative emotions, destress, and assess their mental state.

Efficient Communication

We established an open and transparent employee feedback and response system and launched a number of employee communication initiatives including channels for feedback and complaint resolution as well as the workplace mentoring program.

Bilibili 2021 Environmental, Social and Governance Report 57 No.6 Environmental formulated our protection environmental has management always been goals, one of improved Bilibili’s missions our environmental . We have well management as energy system, saving and and carbon are proactively reduction exploring measures green . We also workspace leverage initiatives our strong as Environmental Management influence China’s effort on users to reach to raise peak broad carbon awareness emissions of by environmental 2030 and carbon protection, neutrality facilitating by 2060.

Bilibili 2021 Environmental, Social and Governance Report 58 About the Report Environmental Management Letter from The Company strictly abides by the applicable environmental laws and regulations of the countries and jurisdictions in which it operates and conducts standardized environmental protection management. We take initiatives to implement Management energy-saving measures and reduce waste from business operations. About Bilibili In 2021, we established the Bilibili Environmental Management Goals to further facilitate the effective implementation of environmental protection practices. In addition to improving our corporate environmental management capabilities, we also leveraged our platform to proactively respond to the demand for green practices throughout our value chain. 2021 Highlights Responsible Governance Human Capital Greening Our Workspace Implementing Low-Carbon Measures Empowering Green Projects Advocating Green Lifestyle Quality Product We plan to further expand our green workspace We plan to gradually establish a comprehensive Leveraging our Bilibili Charity Platform, we actively We will also utilize our platform to actively carry program by improving our energy monitoring carbon emission monitoring and management system collaborate with other relevant parties such as non- out more content campaigns for eco-protection, Responsible and management system, closely tracking energy to optimize our carbon emission reduction measures governmental organizations (NGOs) to bring in more restoration and biodiversity protection, to raise Product consumption in all offices and actively taking by closely monitoring emissions from our offices and eco-protection related public welfare projects and user awareness of eco-protection. Moreover, we Creator & Partner measures to improve energy efficiency. These include data centers. Turning to our data centers, we aim extensively integrate resources to support healthy plan to further leverage our influence on users to rolling out paperless workspaces, strengthening to achieve effective control over our total carbon environmental development. actively advocate for green philosophy and lifestyle Empowerment employee awareness of water conservation and waste emissions by further strengthening PUE standards by promoting environmental protection, energy sorting, and prioritizing the use or rental of energy- for newly leased data centers and by adopting green conservation, low-carbon and anti-waste content efficient equipment and venues, so as to improve our designs in self-built data centers. creation in our community. green workspace management capabilities. Environmental Environmental Protection Management Green Operation Creating Social Value Climate Change Initiative Appendix

Bilibili 2021 Environmental, Social and Governance Report 59

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Human Capital
Quality Product
Responsible Product
Creator & Partner Empowerment
Environmental Protection
Environmental Management
Green Operation
Climate Change Initiative
Creating Social Value
Appendix

Green Operation

We abide by green operation principles and actively implement environmental protection initiatives in all aspects of our business operations. As a non-production enterprise, our impact on the environment mainly arises from the consumption of resources in our office.

Office Energy Saving

Shanghai Guozheng Center (including Buildings 1, 2 and 3), where the Company headquarters, has been certified for ISO 14001 Environmental Management System and has been awarded the LEED Platinum certification.

We proactively roll out the use of energy-efficient office facilities and encourage employees to conserve water, electricity, paper and office supplies. In 2022, we officially launched our workspace energy consumption ledger to track water and electricity consumption at each operation site through monthly indicators monitoring, which serves as a solid foundation for formulating effective office energy saving plans.

We attach high importance to waste recycling in our office and take practical actions to integrate sustainability into our day-to-day operations. In 2021, we held the "Sleeping Machine" campaign at our headquarters in Shanghai and sold 30 pieces of end-of-life but still usable computers, successfully promoting the circular economy and recycled use among our employees.

- Strengthening employee awareness of water conservation with water-saving signage and notifications
- Systematically recycling end-of-life computers, used batteries and other workspace waste. Recycled 450 ink cartridges and 24 toner cartridges in 2021
- Promoting paperless workspace, encouraging the adoption of e-sharing and email messaging as means of information sharing, and the use of double-sided printing whenever possible
- Advocating for the practice of turning off lights when possible and mindfulness of workspace AC temperature control

Bilibili Green Workspace Initiatives



Promoting Green Culture

As a practitioner of green culture, Bilibili actively participates in environmental protection forums and leverages its influence as a video platform to continuously advocate for eco-protection and a sustainability approach, raising user and general public awareness of environmental protection.

Participation in CBD COP15 NGO Panel

In October 2021, the NGO Parallel Session of the Fifteenth Meeting of the Conference of the Parties (COP15) to the Convention on Biological Diversity (CBD) was held in Kunming, Yunnan Province. Bilibili and the Ministry of Ecology and Environment Promotion Center co-launched the "Universal Symbiosis" biodiversity video competition. Bilibili attended the forum and supported the initiative as a strategic partner.

Our content creator "Fruit Hunter Xiaoyang Yang" delivered a speech on *Opportunities and Challenges of Joint Promotion of Biodiversity Conservation.*



Fruit Hunter Xiaoyang Yang

Science content creator

Subscribers: 1.2mn

Science

Bilibili 2021 Environmental, Social and Governance Report 60

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Human Capital
Quality Product
Responsible Product
Creator & Partner Empowerment
Environmental Protection
Environmental Management
Green Operation
Climate Change Initiative
Creating Social Value
Appendix

Climate Change Initiative

Responding to the strengthened international attention to climate change risks and opportunities and China's goals for reaching peak carbon emissions by 2030 and carbon neutrality by 2060, we rise to the call to action, taking the initiative to practice environmental responsibility. In accordance with the recommendations of TCFD[48], we have assessed the impact of various climate change risks and proposed countermeasures to provide guidance for green and low-carbon technology application, product innovation, and operation optimization.

Risk Type		Risk Description	Bilibili's Countermeasure
Transition Risk	Policies and Laws Risks	Stricter emission reporting obligations and compliance requirements	•Build a sound energy and carbon emission data management mechanism for regularized data collection and disclosure •Reinforce the control of PUE levels in rented data centers, encourage suppliers to use clean energy with a reward-penalty mechanism, and develop energy-saving technologies
	Technology Risks	Front-end investment of environmental protection and energy-saving equipment, green data center, etc.	•Actively seize opportunities in new energy, continuously increase the share of renewable energy to optimize the energy use mix of data centers •Support and explore the construction of green data centers
	Market Risks	User preferences for green and environmental protection concepts	•Increase the number of videos on green and low carbon topics on Bilibili •Actively promote the education of green and environmental protection topics in Bilibili games, videos and documentaries, etc.
		Higher procurement costs	•Analyze the evolving trends in raw material prices, closely communicate with suppliers and integrate related resources, to effectively manage the risk of procurement costs rising
	Reputation Risks	Consumer preference for green products	•Conduct consumer preference survey to understand demand for environmental attributes of products in a timely manner •Strengthen the green requirements for existing product suppliers to avoid the use of materials with high energy consumption and high pollution •Increase the number of environmental protection-related projects on Bilibili Charity Platform
		Stakeholders' concern about negative reporting	•Close attention to sustainability and climate change-related disclosure requirements, with optimized external corporate social responsibility communication channels while ensuring compliance •Consistent attention to and participate in highly recognized or applicable environmental protection-related activities worldwide to enhance competitiveness
Physical Risks	Contingency Risks	Extreme weather events such as typhoons, floods, droughts, extreme heat and cold climates	•Closely monitor weather forecasts to ensure staff safety and adequate preparation •Develop contingency plans to address any potential impact of unexpected weather events on data centers and operation sites •Forward-looking risk identification and assessment of chronic climate risks, and incorporating them in the considerations for office locations and data center construction
	Chronic Risks	Impact including temperature and precipitation changes, rise in sea levels, etc.	

Bilibili Climate Change Risk Identification under TCFD Framework

Bilibili 2021 Environmental, Social and Governance Report 61

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Human Capital
Quality Product
Responsible Product
Creator & Partner Empowerment
Environmental Protection
Environmental Management
Green Operation
Climate Change Initiative
Creating Social Value
Appendix

For identified climate change risks, the Company actively conducts surveys on product and equipment procurement to prioritize suppliers with environmental and low carbon practices, working together to establish a green industry value chain.

Green Data Center

- Implement green data centers leasing and construction plans, and set minimum requirements on consumption indicators like PUE for data centers
- Encourage data center suppliers to use renewable energy. Currently, all of our major data center suppliers are able to use clean electricity and reduce carbon emissions during operations through advanced energy efficiency technologies
- Implement PUE-based reward-penalty mechanism for data centers. By adopting energy saving technologies, such as Air Handling Unit, fluorine pump, and liquid cooling, our R2-AZ2 Data Center has achieved a comprehensive energy saving of over 10%

Green Office Decoration

- Prioritize the use of environmentally friendly, easily renewable and recyclable decorative materials in the workspace, and maximize the use of natural light
- Prioritize energy-saving equipment in procurement decision-making, such as energy-efficient air conditioning and heating equipment
- Maintain indoor air quality with natural elements such as indoor greenery, potted plants, aquariums and eco-friendly wallpapers

Green Packaging

- Proactively select lightweight, environmentally friendly and renewable packaging materials for Bilibili Merchandise products to promote recycling
- Develop and apply carton measurement calculation tools to reduce resource consumption while cutting costs

Bilibili Green Supply Chain Initiatives

Based on the above environmental management initiatives, the main resource consumption and emissions data for the reporting period are as follows:

Type		KPI	Unit	2021
Resource Use	Water	Water Use	Tonne	68,286
		Water consumption density	Tonne/sqm	0.61
	Energy	Procured electricity	kWh	11,764,815
		Comprehensive energy consumption[49]	Tonnes of standard coal equivalent	1,446
		Comprehensive energy consumption density	Tonnes of standard coal equivalent/sqm	0.01
	Waste[50]	Non-hazardous waste generation	Tonne	3,070
		Non-hazardous waste generation density	Tonne/sqm	0.03
	Packaging materials	Total amount of packaging materials used	Tonne	9,111
		Packaging material use density[51]	Tonne/per RMB10,000 GMV	0.02
GHG emissions[52]		Total GHG emissions	Tonnes of CO_2 equivalent	8,164
		GHG emission density	Tonnes of CO_2 equivalent/sqm	0.07



Bilibili R2-AZ2 Data Center

Bilibili 2021 Environmental, Social and Governance Report 62 No.7 Creating Social Value participate As the video in community public welfare for young activities generation and shoulder in China, our we social actively responsibility.

2021 Environmental, Social and Governance Report

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix

Bilibili Public Welfare

Bilibili in-depth integrates social needs with our business operation, finds our public welfare focus and put it into practice. We focus on the development of the younger generation and rural education, attach importance to improving the living conditions of ethnic minorities, and make continuous efforts to support underprivileged communities. With our commitment to promoting a harmonious society, we seek to advocate positivity and positive values to the public through videos. During the reporting period, Bilibili's total public welfare investment reached RMB85.12 million.

What	How
Empowering rural education	Promoting educational equality and even distribution of resources through investments
Supporting the underprivileged	Safeguarding the rights and interests of diverse under-privileged communities through the platform
Advocating for positive culture	Promoting content positivity through videolization

Bilibili 2021 Environmental, Social and Governance Report 64

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Bilibili Charity Platform

We launched the Bilibili Charity Platform in January 2022, designed to be a medium for charitable organizations to promote their content, gain greater exposure for their public welfare projects and fundraise among our users. To ensure compliance, authenticity and transparency of charitable organizations, Bilibili Charity Platform conducts rigorous reviews of all organizations applying for access. By May 4th, 2022, the platform has supported 44 programs and has raised RMB3.08 million in donations from 146,603 users.

To encourage more Gen Z+ users to participate in charity and help young people build an understanding of and trust in public welfare programs, we continue to leverage Bilibili Charity Platform to interact with the young generation, broaden charity channels and inspire them to contribute to charitable causes.



"Guarding the Elders"

Fundraising for stay-at-home, live-alone and disabled elders and providing them with supplies and caring services



"Library for Every Classroom"

Fundraising to build libraries in rural schools



"10milion Haloxylon Trees to Save Desertification"

Fundraising plan of donating RMB 10 to plant each Haloxylon tree to recover $10m^2$ forestation

Through the Bilibili Charity Platform:

44 programs have been supported

Fundraising of **RMB3.08 million**



Users receive a **custom-made meme collection** when they subscribe to the Bilibili Charity Platform official account, or donate any amount to the project on the platform.


好人卡


助力梦想

Diverse Engagements Between the Bilibili Charity Platform and Users

Bilibili 2021 Environmental, Social and Governance Report 65

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Empowering Rural Education

Supporting rural education has always been a key public welfare focus for us. We have been investing in rural education related charitable areas and actively empowering rural education and helping develop new talent for rural revitalization.

Supporting to Build Rural Schools

We have supported to build 4 rural schools in total in Dali and Lijiang in Yunan Province and Zunyin in Guizhou Province. As of the end of February 2022, a total of 3,465 students had been studying in these rural schools. Furthermore, we have continuously explored new models for rural school facility construction and operation in addition to the traditional model. In June 2021, according to the central government's *No.1 Document of* *Supporting the Development of a Shared Community of Urban and Rural Schools*,[10] we began testing out a new "Satellite Model", which is designed to leverage the resources of Bilibili Aihua Dream School to empower the surrounding 5 other village-level primary schools. This innovative model is intended to help nurture the even and comprehensive educational development of an entire township.

4
Bilibili primary schools supported

3,465[7]
students enrolled


Huaping, Lijiang
Bilibili Aihua Dream Primary School
Huaping, Lijiang
Bilibili Happy Primary School
Weishan, Dali
Bilibili Beautiful Primary School
Wuchuan, Zunyi
Bilibili Dream Primary School
Yunnan
Guizhou

Distribution of Rural Schools Supported by Bilibili

Bilibili 2021 Environmental, Social and Governance Report 66

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Happy Scholarship

Advocate of "Educational Equality"

In May 2021, the General Office of the Central Committee of the Chinese Communist Party and the General Office of the State Council issued the *Opinions on Further Reducing Students' Homework and Off-Campus Training Burdens During the Compulsory Education Period*, which made it imperative to "expand learning opportunities for students with extra learning capacity and provide a variety of extracurricular activities on science, sports, art, physical exercise and reading". In response to state directives, Bilibili has been championing the concept of "Life is learning, and learning is life," and supporting rural education in a variety of ways.

Advocating for educational equality, we have leveraged our strengths as an internet platform to enrich online education resources. Our Bilibili's public welfare team partnered with a group of content creators and charitable organizations to explore the Bilibili Safety Course and Bilibili Dream Course. As of March 2022, the online and offline courses had reached a total of 7,914 classes, representing a 213% increase from the previous year. The courses were widely popular with teachers and students, and benefited more than 380,000 students.

Excellent teachers are a pivotal force in promoting rural education development. As one of the young people's favourite communities, Bilibili has been actively encouraging young users to contribute to rural education. In 2021, 1,436 young users applied through Bilibili to become volunteer teachers under the Teach for China program. In addition, we encourage college students to participate in charitable education programs. 1,354 college students joined the "Bilibili Teachers" online volunteer teaching program in 2022, where they worked alongside full-time rural teachers to make it possible for pupils in the countryside to enjoy additional educational resources.

We also provide long-term and comprehensive support to the young people who sign up through Bilibili to teach in the countryside. In 2021, 13 rural teachers were selected to be awarded our first series of Happy Scholarships, and will be utilizing various resources provided by Bilibili to actively set up innovative extracurricular programs.

Explorer of " Future Education"

It is our vision to enable all-round and happy development for children. We established the Bilibili Happy Scholarships to support rural volunteer teachers in designing creative extracurricular projects, and to support schools in running interest clubs and empowering students' individual growth. As of January 2022, Bilibili had allocated over RMB280,000 to fund extracurricular projects. More details in Bilibili Happy Scholarship 2021 Mid-Term Capital Allocation Report.

Bilibili is also supporting rural primary schools in setting up a variety of interest clubs that span sports, art, intangible cultural heritage, ethnic culture and so on.

From our long-term experience supporting rural education, we have discovered many talented pupils in rural areas. We are helping these young talents to develop their hobbies further through Bilibili Happy Scholarships.



Happy Primary School Ethnic Singing and Dancing Club



Beautiful Primary School Hiking Club

Bilibili 2021 Environmental, Social and Governance Report 67

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Little Dancer from Bilibili Beautiful Primary School

A PE teacher at Bilibili Beautiful Primary School discovered that two pupils in the class took a keen interest in dancing. The teacher applied for a Bilibili Happy Scholarship to provide professional dance training to these young dancers, which enabled the two children to pursue their dancing dream further.

What would you do when you came across a move that's too challenging to learn?

"I would keep practicing until I mastered it."

—A student from Bilibili Beautiful Primary School



Dancing Lover From Bilibili Beautiful Primary School

Yang Yao: An Ethnic Minority Young Man With a Passion for Home Culture

Yang Yao, a level-6 senior user of Bilibili, learned about the rural teacher recruitment program through Bilibili and chose to return to his hometown of Dali Bai Autonomous Prefecture in Yunnan Province to teach for two years.

While working as the class teacher, Yang discovered that most of his pupils had never travelled beyond their hometown and were yearning for the outside world. Therefore, he launched a serious of course to broaden children's vision. However, while some pupils gradually got to know about the outside world, they also started to complain about their own hometown. As a young person of ethnic minority, Yang wanted to help his students discover the beauty of their hometown and the minority culture and keep their ethnic culture alive through an open mind.

With support from the Bilibili Happy Scholarship program, Yang designed the *Let Me Paint my Hometown for You* initiative, in which he led pupils to understand and share the amazing ethnic customs and traditions and discover the beauty of their hometown through poetry, knowledge contests and illustration.



Pupils Learning Tie-Dye Techniques

Pan Ke: Building a Museum of Nature for Rural Primary Schools

As a senior user of Bilibili and a volunteer teacher in a rural primary school, Pan Ke is a thinker with a passion for life. Pan enjoys watching animal science videos in his spare time, and incorporates nature studies into his teaching to inspire students to take an active interest in the animals and plants around them.

Compared with students in the city, children in rural areas do not have as much access to botanical gardens, zoos, or nature museums, so Pan applied for the Bilibili Happy Scholarship to create a multi-function classroom that works as both a museum and a laboratory.



A Rainforest Terrarium Made by Pupils



Pupils Decorating the Nature Study Lab

Bilibili 2021 Environmental, Social and Governance Report 68 Raising Social Awareness About the Report Letter from We proactively call on education workers concerned with public welfare to join us in rural education development, and leverage each other’s strengths to amplify the impact and emotional appeal of charitable programs for rural education. We Management have so far worked with 34 content creators to contribute to rural education through diverse means. Meanwhile, we also call on employees to actively participate in charitable programs for rural education to put the Company’s charitable values into practice. About Bilibili 2021 Highlights Content Creators Celebrating Employee Book Donation Children’s Day with Pupils Responsible During the Mid-Autumn Festival Family Day Governance In June 2021, content creators “Dongni ookii,” “IC Lab,” event in 2021, 247 Bilibili employees and their and “Underlying Principles” visited Weishan, Yunnan family and friends donated new books to pupils Quality Product Beautiful to celebrate Primary Children’s School Day . with pupils at the Bilibili at Bilibili primary schools along with their holiday greetings. The pupils returned their Responsible greetings through postcards which they mailed Product Dongni ookii back from hundreds of miles away. 657 books54 BILIBILI Top 100 Content Creators of 2020 were eventually donated to the children. Creator & Partner Subscribers: 4.5mn Empowerment IC Lab Book Donation by Bilibili Employees Human Capital BILIBILI Best New Content Creator of 2020 Subscribers: 1.8mn Environmental Protection Underlying Principles The Little Rope Skipper Challenge Top Content Creator of Knowledge Sector Subscribers: 2.1mn Bilibili Charity Platform In January 2022, over 970 Bilibili employees Creating Empowering Rural joined the skipping challenge with pupils from Social Value Education Beautiful Primary School and completed 280, 712 skips in total. Each skip was converted Supporting the into RMB0.1 and donated to children at Bilibili Appendix Underprivileged primary schools to fund sports equipment Advocating Positive and support pupils’ athletic hobbies. Culture Skipping Challenge

Bilibili 2021 Environmental, Social and Governance Report 69

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Supporting the Underprivileged

We care about supporting and assisting underprivileged communities. By conducting in-depth analysis on the hardships faced by different underprivileged communities and their respective solutions, we strive to improve those people's quality of life through technology and humanism.

Creating Accessible Online Experiences

Bilibili continues to focus on and respond to the needs of underprivileged communities and remains committed to the advancement of information accessibility through technology development and in-depth understanding of related needs. In 2021, Bilibili has launched a variety of accessibility features, as well as a special program to recruit Accessibility Experience Officers to advise on accessibility features improvement. This year, Bilibili joined the "Working Group on Open Sharing of Information Accessibility Technologies and Intellectual Property Rights" and shared our patented information accessibility technology[18], thus working hand-in-hand with industry partners to promote an accessible online environment.

China's First E-Sports Accessible Live Broadcasting Room

During the 2021 League of Legends S11 e-sports series, we launched China's first accessible live broadcasting room for e-sports, which utilized AI voice recognition technology to generate subtitles, allowing hearing-impaired users to follow the events in real time. The accessible live broadcasting room drew in nearly 6 million viewers. In addition, Bilibili also collaborated with the China Foundation for Disabled Persons and committed RMB500,000 of prize money during the first round of the event to the building of accessible movie and event watching facilities for people with disabilities.

Standing Up for Women Power

Bilibili has always advocated gender equality and stands wholeheartedly for women's rights. We leverage our platform to call on all communities to empower more women with opportunities to shine in life.

Don't See Us Only When We Shine

On March 8, 2022, Bilibili released a branding video, *Don't See Us Only When We Shine*, to speak up for women's rights. The video tells the stories of several female content creators chasing their dreams. The video calls on society to care for hardworking women as they persistently pursue their goals, while also encouraging women and girls to keep on fighting for their dreams.

"Lighting Up the Road to Home"

In 2021, Bilibili partnered with the Shanghai Soong Ching Ling Foundation and the Beijing Thanksgiving (Gan'en) Foundation to donate to the "*Lighting Up the Road to Home*" program, which works to install LED solar street lights on roads in remote villages, enabling more women and children to live freely and safely by lighting up the way under their feet.


不要在闪光的时候
才关注我们

The Don't See Us Only When We Shine Promo

Caring for the Elderly

In a rapidly modernizing world, senior citizens have been impacted by issues such as the digital divide, estrangement from society and solitary living. As a Gen Z+ oriented platform, we wish to leverage our strength in communication to encourage younger generations to care more for seniors and to narrow the generation gap.

Self-Produced Variety Show *Summer Refuge*

In 2021, Bilibili produced its own reality show *Summer Refuge*, in which three senior citizens with unique life experiences and attitudes were invited to temporarily move out of their solo abodes and share a living space for 21 days with young people working away from home in Shanghai. We wish the show inspire young people to renew their love for elders and to find common ground through intergenerational communication. *Summer Refuge* was selected in Fourth Quarter 2021 Top Internet Variety Show by China National Radio and Television Administration.


屋檐之夏

Bilibili 2021 Environmental, Social and Governance Report 70

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Public Emergency Response

Donations in Henan

The province of Henan was struck by unprecedented heavy rainfall in July 2021. Bilibili immediately joined forces with various partners to mobilize resources and offer disaster relief aid to Henan. Bilibili worked with the China Foundation for Poverty Alleviation to donate RMB20 million in disaster relief to the people of Henan, RMB5 million of which was used for emergency rescues and RMB15 million for reconstruction.


心系河南
B站行动！

Rescue Support in Henan

Bilibili swiftly established channels of communication to stay up-to-date with developments and rescues on the ground, and collaborated with official organizations and local media to set up an interactive rescue channel to relay rescue-related updates and know-how as quickly as possible.

Bilibili cares about the families and children that suffered from the Henan Flood. We cooperated with China Foundation for Poverty Alleviation to launch the "Partner Mama" program to provide occupational training to the local women and build a safeguarding network for stay-at-home children to protect their rights.


转需！
河南暴雨救援电话
河南暴雨互助

Fight COVID in Jilin

In January 2022, following the COVID-19 resurgence in Jilin. More than RMB1 million have been raised on Bilibili Charity Platform within a week and over 500 content creators have spoken out for the donation. We swiftly delivered the fund to the frontline workers in Jilin to support for pandemic control.



Fight COVID in Shanghai

In March 2022, following the COVID-19 resurgence in Shanghai, Bilibili gifted users in Shanghai with 1 million bi-weekly primary memberships to help enrich their spiritual and cultural life.


同心守"沪"
上海加油

Bilibili 2021 Environmental, Social and Governance Report 71

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Creating Social Value
Appendix

Advocating Positive Culture

As China's leading cultural community and video platform for the young generation, we have always seen videos as a vehicle for responsibility and charity. We seek to steer users toward positive values by promoting positive cultures.

Videolization + Pan-Knowledge

"As an efficient way to deliver information, video plays a vital role in passing on knowledge. Making Bilibili a video library to support lifelong learning for every user is our pursuit."

—Mr. Rui Chen, Chairman and CEO of Bilibili

Knowledge is the driver of social development. We are committed to providing users useful content and knowledge in a more vivid way. In 2021, pan-knowledge content accounted for 44% of video views and 198 million people studied what they are interested in on Bilibili.

In 2021, **198 million** users studied on Bilibili.

We actively introduce individuals to join us as content creators to share knowledge. Through our community campaigns like "Knowledge Sharing Officer," we have discovered many talented pan-knowledge content creators. In 2021, the number of pan-knowledge content creators grew by 92% year-over-year.

We have invited more than 1,000 higher education institutions and near 10,000 academics to launch official accounts on Bilibili. Over 400 renowned academics and lecturers have joined our community, spanning near 100 academic subjects and majors. We also launched online open courses, covering subjects like Accounting, Genetics, Material Mechanics and Signals and Communication Systems. We are committed to building our knowledge category to become an open university for everyone, providing users with a professional platform for academic knowledge and interactive learning.

Luo Xiang on the Criminal Law
Law Professor
Your most quotable law educator
Subscribers: 22.6mn

Dai Jinhua on Film Theory
Distinguished Professor of Humanities, Peking University
Director of the Center for Film and Culture Studies
Master of language with syntactical adroitness
Subscribers: 489k

Grandma Wu's Smart Learning
Professor of Physic Tongji University
Retired professor with a passion for hardcore physics
Subscribers: 609k

Academician Wang Pinxian
Member of the Chinese Academy of Sciences
85 years old and still pushing boundaries of marine research
Subscribers: 1.5mn

Teacher Song Hao
College Math Teacher
Everybody's math teacher on Bilibili
Subscribers: 3.4mn

Teacher Yang Ning
Distinguished Professor of Humanities, Peking University
Director of the Center for Film and Culture Studies
Our obsessed literature theory class
Subscribers: 637k

Accounting 101
Guanghua School of Management Peking University
More than just bookkeeping
Subscribers: 262k

Genetics
China Agricultural University
Did you feel it in your DNA?
Subscribers: 45k

Materials Mechanics
Southeast University
Elegantly showing appreciation for materials
Subscribers: 65k

Knowledge Sharing Officer
Most influential campaign for Pan-knowledge content creators
Generated many Top100 content creators and 18.2 billion total video views

423 Book Reading Day
Live broadcasting conversation between professional literary writer Yuhua and our content creators
1 million viewership

Story Archives
Spread knowledge via good story telling
130 videos with over 1 million video views

Bilibili 2021 Environmental, Social and Governance Report 72

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture

Videolization + Chinese Anime

Bilibili actively uses its resources to enable Chinese anime to reach overseas audiences and shine on a broader stage. We established partnerships with several overseas media streaming platforms in 2021, including Netflix and Sony, to deliver high-quality Chinese anime to more than 200 countries and regions. By the end of 2021, we have brought 24 Chinese anime titles to the global market.

Link Click

In 2021, The Bilibili-produced amine *Link Click* racked up over 200 million views and was given top ratings on Bilibili and Douban. The series is rated 8.8/10 on My Anime List, an established international anime rating site, coming in 20th place on the site's global anime ranking at its highest, which is the best ranking of all Chinese anime titles in history.



Link Click

Videolization + Traditional Culture

Honoring our cultural heritage plays a significant role in social development. Bilibili continues to explore a myriad of possibilities of showcasing the appeal of traditional culture, to creatively raise its profile among the younger generation and cultivate cultural self-confidence in the new era. By the end of 2021, the number of traditional culture enthusiasts on Bilibili reached 136 million, with over 2 million video submissions on traditional Chinese culture-related content in the community.

Bilibili produced a series of shows inspired by traditional Chinese culture in 2021 that went viral among our users, including the *Moon Blossom Reunion Mid-Autumn Festival Gala* and the traditional dance reality show *Dancing Through the Millennia* co-produced with Henan TV. Both shows were selected in 2021 Top Internet Variety Show by China National Radio and Television Administration.



Moon Blossom Reunion Mid-Autumn Festival Gala

Videolization + Environment

Bilibili fully leverages its strengths and resources in mass communication to promote environmental conservation, and to inspire users to take joint action in protecting our green homeland. During the reporting period, video productions on "environmental protection," "low-carbon emissions," "recycling," and other environmental themes amassed 5.7 billion views altogether, up 88% from 2020.

The Green Planet

The Green Planet is the world's first 4K documentary exploring botany through an immersive experience. The documentary series, which were jointly produced by Bilibili and BBC Studios, uncovered the hidden world of plants, which is little known but closely related to human life. It created widespread buzz and heated discussions among users on environmental protection for our earth.



The Green Planet

Bilibili 2021 Environmental, Social and Governance Report 73

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Bilibili Charity Platform
Empowering Rural Education
Supporting the Underprivileged
Advocating Positive Culture
Appendix

Videolization + Documentaries

Playing an in-depth role in documentary production, as of the end of 2021, we have produced 106 documentaries, making us one of the largest documentary production houses in China.

We are also making continuous efforts to promote high quality Chinese documentaries overseas, building a bridge of cultural and knowledge exchange. By the end of the reporting period, 12 documentaries produced by Bilibili had been distributed in overseas markets.

And Yet, The Books Season 2

In January 2022, the second season of the China TV Golden Eagle Award-winning documentary *And Yet, The Books Season 2* premiered. The documentary breathes life into stories about books, seeking viewers' passion for books. The second season surpassed the previous season with a staggering rating of 9.4/10 on Douban.


他正在写第四本《海错图笔记》

And Yet, The Books Season 2

Videolization + Cultural Relics Preservation

Preserving precious cultural heritage is of great significance in keeping China's civilization alive. Therefore, we see preservation of cultural relics as a focus in our public welfare endeavors. We strive to impart a sense of responsibility to the younger generation and call on them to join hands in preserving cultural relics.

Protect Dunhuang Cultural Heritage

In 2021, Bilibili funded the restoration of the 94th Mogao Cave and worked with the Dunhuang Research Institute and the Dunhuang Grottoes Conservation Research Foundation in the preservation of this unparalleled cultural heritage. In addition, we also integrated the Dunhuang culture with the Bilibili IPs to jointly create figure toy collections to promote traditional culture in ways that cater to the younger generation while raising public awareness of cultural relics preservation.



Dunhuang × Bilibili Figure Toy

Videolization + Fitness

Online fitness has become a new trend among young users on Bilibili, with over 118 million users watching Bilibili fitness content in 2021. We have set up a "Fitness Section" in our community, drawing outstanding fitness experts around the world to become content creators on Bilibili and lead our users to a healthy lifestyle with their videos.



Bilibili Fitness Program

Videolization + Biodiversity

Responding to the COP15's call on biodiversity conservation, Bilibili partnered with the Bilibili Charity Platform to launch the "Universal Symbiosis" activity, which aims to protect our earth. Our content creators helped tell stories of wild animal rescues while live broadcasting rare animals. The Bilibili Charity Platform also launched seven wildlife conservation fundraisers to explore innovative models for biodiversity conservation.


万物共生
保护海洋你我同行

Universal Symbiosis Activity

Bilibili 2021 Environmental, Social and Governance Report 74

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Appendix I: ESG Indicators

Environmental Indicators[56]

Indicators		Unit	2020	2021
Emissions				
Greenhouse gas emissions	Total greenhouse gas emissions	Tonnes of carbon dioxide equivalent	3,680	8,164
	Greenhouse gas emission intensity	Tonnes of carbon dioxide equivalent/ square meter	0.07	0.07
Waste	Non-hazardous waste	Tonnes	/	3,070
	Non-hazardous waste intensity	Tonnes/square meter	/	0.03
Resource use				
Water	Water use	Tonnes	12,969	68,286
	Water use intensity	Tonnes/square meter	0.23	0.61
Energy	Purchased electricity	Kilowatt hour	5,306,171	11,764,815
	Comprehensive energy consumption	Tonnes of standard coal	653	1,446
	Comprehensive energy consumption intensity	Tonnes of standard coal/ square meter	0.01	0.01
Packaging materials	Total packaging materials use	Tonnes	2,180	9,111
	Packaging materials use intensity	Tonne/per GMV of RMB 10,000	0.01	0.02

Social Indicators

Indicators		Unit	2020	2021
Employment				
Number of employees - by gender	Male	Person	5,175	7,194
	Female	Person	3,471	5,087
Number of employees - by type	Full-time	Person	/	12,281
	Part-time	Person	/	0
Number of employees - by age	Gen Z+	Person	8,095	11,499
	Non-Gen Z+	Person	551	782
Number of employees - by region	Mainland China	Person	8,509	12,123
	Hong Kong SAR, Macao SAR, China's Taiwan and Overseas	Person	137	158
Number of employees - by function	Platform Operation	Person	641	748
	Content Operation	Person	1,186	1,793
	Product & Technology	Person	3,898	5,946
	Content Audit and Customer Service	Person	2,413	3,160
	Other	Person	508	634
Employee turnover rate- by gender[45]	Male	%	24.8	27
	Female	%	19.8	24
Employee turnover rate- by age[45]	Gen Z+	%	/	27
	Non-Gen Z+	%	/	13
Employee turnover rate-by region[45]	Mainland China	%	/	26
	Hong Kong SAR, Macao SAR, China's Taiwan and Overseas	%	/	20

Bilibili 2021 Environmental, Social and Governance Report 75

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Indicators		Unit	2020	2021
Health & Safety				
Number of work-related fatalities in the past three years		Person	1	0
Number of workdays lost due to work-related injuries		Days	/	70
Development & Training				
Percentage of different gender of total trained employees[43]	Male	%	/	59
	Female	%		41
Percentage of different position levels of total trained employees[43]	Senior Management	%		0.5
	Middle Management	%		3.5
	General staff	%		96
Percentage of trained employees in different gender[44]	Male	%	87	92
	Female	%		92
Percentage of trained employees in different position levels[44]	Senior Management	%		100
	Middle Management	%		80
	General staff	%		97
Average hours of training - by gender[42]	Male	Hours	25.5	29
	Female	Hours		30
Average hours of training - by position leve[42]	Senior Management	Hours		26
	Middle Management	Hours		29
	General staff	Hours		30
Supply Chain Management				
Number of suppliers by region	Mainland China	Number	/	6,314
	Hong Kong SAR, Macao SAR, China's Taiwan and Overseas	Number	/	652
Product Responsibility				
Percentage of products recalled due to safety and health concern		Number	/	0
Number of product/service complaints		Thousand times	120	160

Indicators		Unit	2020	2021
Intellectual Property Protection				
Patents	Registered Patent Applications	Number	459	733
	Newly Registered Patents	Number	219	274
Copyrights	Registered Copyright Applications	Number	467	942
	Newly Registered Copyrights	Number	347	475
Trademarks	Registered Trademark Applications	Number	2,987	5,428
	Newly Registered Trademarks	Number	1,527	2,441
Privacy Protection				
Customer privacy violation complaints		Number	/	0
Privacy & data security protection coverage		%	100	100
Information Security/Cybersecurity				
Data security training coverage		%	80	100
Frequency of information security auditing		Times/Year	/	12
Anti-corruption				
Number of corruption-related cases concluded		Number	0	0
Anti-corruption related training	Staff training coverage	%	/	100
	Board training coverage	%	/	100
Community Investment				
Total public welfare investment		RMB	/	85,127,578
Public Welfare Primary School Project	Total number of rural schools supported to build	Number	2	4
	Number of classes benefited from Bilibili Courses	Number	2,527	7,914
	Number of users applied through Bilibili to become volunteer rural teachers	Person	/	1,436

Bilibili 2021 Environmental, Social and Governance Report 76 About the Report Appendix II: List of Major Applicable Laws and Regulations Letter from Management About Bilibili 2021 Highlights Civil Code of the People’s Republic of China Comprehensive emission standards of atmospheric pollutants Administrative Measures for Security Protection for International Connections to Computer Information Networks Responsible Product Quality Law of the People’s Republic of China Law of the People’s Republic of China on Energy Conservation Governance Advertising Law of the People’s Republic of China Standardization Law of the People’s Republic of China Electric Power Law of the People’s Republic of China Price Law of the People’s Republic of China Quality Product Regulation of the People’s Republic of China for the Labor Law of the People’s Republic of China Administration on Production License of Industrial Products Law of the People’s Republic of China Against Unfair Competition Labor Contract Law of the People’s Republic of China Responsible Patent Law of the People’s Republic of China Law of the People’s Republic of China on the Protection of Product Law on the Protection of Women’s Rights and Interests of the Consumer Rights and Interests Creator & Partner Copyright Law of the People’s Republic of China People’s Republic of China E-Commerce Law of the People’s Republic of China Empowerment Rules Republic for the of China Implementation of the Patent Law of the People’s Provisions on the Prohibition of Using Child Labor Anti-Monopoly Law of the People’s Republic of China Social Insurance Law of the People’s Republic of China Human Capital Environmental Protection Law of the People’s Republic of China Interim Measures for the Administration of Internet Advertising Trade Union Law of the People’s Republic of China Environmental Environmental Impact Assessment Law of the People’s Republic The Law of the People’s Republic of China on the Protection of Protection of China Law of the People’s Republic of China on Work Safety Minors Creating Regulations on the Administration of Construction Project Law of the People’s Republic of China on Prevention and Control Data Security Law of the People’s Republic of China Environmental Protection of Occupational Diseases Social Value Cybersecurity Law of the People’s Republic of China Personal Information Protection Law of the People’s Republic of Water Law of the People’s Republic of China China Law of the People’s Republic of China on Prevention and Control Administrative Measures on Internet Information Services Measures for the Supervision and Administration of Online Appendix I of Water Pollution Measures for the Administration of Security Protection of Computer Transactions Appendix Appendix II Law of the People’s Republic of China on the Prevention and Information Networks with International Interconnections Regulations on the Ecological Governance of Network Information Appendix III Control of Environmental Pollution by Solid Wastes Content Appendix IV Ordinance of the People’s Republic of China on the Protection of Air Pollution Prevention and Control Law of the People’s Republic Computer Information System Security Appendix v of China

Bilibili 2021 Environmental, Social and Governance Report 77

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Appendix III: HKEX ESG Guide Content Index

Subject Areas, Aspects, General Disclosures and KPIs		2021 Environmental, Social and Governance Report
	A. Environmental	
Aspect A1	**Emissions**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. *Note: Air emissions include NOx, SOx, and other pollutants regulated by national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride. Hazardous waste refers to those defined by national regulations.*	Environmental Protection-Climate Change Initiative
KPI A1.1	Types of emissions and respective emissions data.	Not applicable
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) Greenhouse gas emissions (in tonnes) and where appropriate, intensity (e.g., per unit of production volume, per facility).	Environmental Protection-Climate Change Initiative
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Environmental Protection-Climate Change Initiative
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Environmental Protection-Climate Change Initiative
KPI A1.5	Description of emission target (s) and steps taken to achieve them	Environmental Protection-Environmental Protection
KPI A1.6	Description of hazardous and non-hazardous waste management methods and reduction target(s) and steps taken to achieve them	Environmental Protection-Green Operation
Aspect A2	**Resource Use**	
General Disclosure	Policies on the efficient use of resources, including energy, water, and other raw materials. Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc. *Note: Resources can be used for production, storage, transportation, buildings, electronic equipment, etc.*	Environmental Protection-Climate Change Initiative
KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	Environmental Protection-Climate Change Initiative
KPI A2.2	Total water consumption and intensity (e.g., per unit of production, per facility).	Environmental Protection-Climate Change Initiative
KPI A2.3	Describe the energy efficiency targets set and the steps taken to meet these targets.	Environmental Protection-Climate Change Initiative
KPI A2.4	Describe any issues with access to appropriate water sources, as well as water use efficiency targets established and steps taken to meet these targets.	Environmental Protection-Green Operation
KPI A2.5	Total amount of packaging material used in finished goods (in tons) and, if applicable, per unit of production.	Environmental Protection-Climate Change Initiative
Aspect A3	**Environment and Natural Resources**	
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Environmental Protection-Environmental Management
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Environmental Protection-Climate Change Initiative

Bilibili 2021 Environmental, Social and Governance Report 78

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Subject Areas, Aspects, General Disclosures and KPIs		2021 Environmental, Social and Governance Report
Aspect A4	**Climate Change**	
General Disclosure	Identification of and measures to address climate change-related policies that had and may have a significant impact on the issuer.	Environmental Protection-Climate Change Initiative
KPI A4.1	Description of significant subsequent issues that have and may have an impact on the issuer, and actions to address them	Environmental Protection-Climate Change Initiative
	B. Social	
Aspect B1	**Employment**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment, and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Human Capital-Employee Rights and Benefits
KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Human Capital-Employee Rights and Benefits
KPI B1.2	Employee turnover rate by gender, age group, and region.	Human Capital-Employee Care
Aspect B2	**Health & Safety**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Human Capital-Employee Care
KPI B2.1	Number and rate of work-related fatalities that occurred in each of the past three years including the reporting year.	Human Capital-Employee Care
KPI B2.2	Number of workdays lost due to work-related injuries.	Human Capital-Employee Care
KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	Human Capital-Employee Care
Aspect B3	**Development & Training**	
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities, including vocational training that may include internal and external courses paid for by the employer. *Note: Training refers to vocational training and may include internal and external courses paid for by the employer.*	Human Capital-Employee Rights and Benefits
KPI B3.1	Share of employees trained by gender and employee category (e.g., senior management, middle management).	Human Capital-Employee Rights and Benefits
KPI B3.2	Average training hours completed per employee by gender and employee category.	Human Capital-Employee Rights and Benefits
Aspect B4	**Labor Standards**	
General Disclosure	Information on: (a) the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Human Capital-Employee Rights and Benefits
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Human Capital-Employee Rights and Benefits
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Human Capital-Employee Rights and Benefits

Bilibili 2021 Environmental, Social and Governance Report 79

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Subject Areas, Aspects, General Disclosures and KPIs		2021 Environmental, Social and Governance Report
Aspect B5	**Supply Chain Management**	
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Creator & Partner Empowerment-Supplier Management
KPI B5.1	Number of suppliers by geographical region.	Creator & Partner Empowerment-Supplier Management
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	Creator & Partner Empowerment-Supplier Management
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Creator & Partner Empowerment-Supplier Management
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Creator & Partner Empowerment-Supplier Management
Aspect B6	**Product Responsibility**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Responsible Product
KPI B6.1	Percentage of total products sold or shipped that need to be recalled for safety and health reasons.	Not applicable
KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	Responsible Product-User Communication
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Quality Product-Product Innovation
KPI B6.4	Description of the quality assurance process and product recall procedures.	Quality Product-Product Innovation
KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	Responsible Product-Cybersecurity and Privacy
Aspect B7	**Anti-corruption**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Responsible Governance-Corporate Governance
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Responsible Governance-Corporate Governance
KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	Responsible Governance-Corporate Governance
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Responsible Governance-Corporate Governance
Aspect B8	**Community Investment**	
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Creating Social Value
KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sport).	Creating Social Value
KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	Creating Social Value

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Bilibili 2021 Environmental, Social and Governance Report 81

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Issuing Entity's Responsibility

Bilibili is responsible for providing accurate information and documentation relating to the details of the projects that have been funded, including description of projects, amounts allocated, and project impact.

Independence and Quality Control

Sustainalytics, a leading provider of ESG and corporate governance research and ratings to investors, conducted the verification of Bilibili's Sustainability Bond Use of Proceeds. The work undertaken as part of this engagement included collection of documentation from Bilibili employees and review of documentation to confirm the conformance with the Sustainable Finance Framework.

Sustainalytics has relied on the information and the facts presented by Bilibili with respect to the Nominated Projects. Sustainalytics is not responsible, nor shall it be held liable if any of the opinions, findings, or conclusions it has set forth herein are not correct due to incorrect or incomplete data provided by Bilibili.

Sustainalytics made all efforts to ensure the highest quality and rigor during its assessment process and enlisted its Sustainability Bonds Review Committee to provide oversight over the assessment of the review.

Conclusion

Based on the limited assurance procedures conducted,[1] nothing has come to Sustainalytics' attention that causes us to believe that, in all material respects, the reviewed bond projects, funded through proceeds of Bilibili's Sustainability Bond, are not in conformance with the Use of Proceeds and Reporting Criteria outlined in the Sustainable Finance Framework.

Detailed Findings

Table 3: Detailed Findings

Eligibility Criteria	Procedure Performed	Factual Findings	Error or Exceptions Identified
Use of Proceeds Criteria	Verification of the projects funded by the sustainability bond in 2021 to determine if projects aligned with the Use of Proceeds Criteria outlined in the Sustainable Finance Framework and above in Table 1.	All projects reviewed complied with the Use of Proceeds criteria.	None
Reporting Criteria	Verification of the projects funded by the sustainability bond in 2021 to determine if impact of projects was reported in line with the KPIs outlined in the Sustainable Finance Framework and above in Table 1. For a list of KPIs reported please refer to Appendix 1.	All projects reviewed reported on at least one KPI per Use of Proceeds criteria.	None

Annual Review
Bilibili Inc

Appendix

Appendix 1: Allocation and Impact Reporting by Eligibility Criteria

In December 2021, Bilibili Inc issued a Sustainability Bond with a value of USD 1.6 billion. The total allocation till 28th February 2022, was RMB 3,458.95 million (approx. USD 542.62 mn)*. The proceeds are intended to be fully allocated within 48 months of the issuance. Of the current allocation of RMB 3,458.95 mn, 45% of net proceeds were used to finance new projects, while 55% were used to refinance existing projects. The table below provides a detailed break up of the allocation of net proceeds category-wise.

Use of Proceeds Category	Sub-Categories	Net Bond Proceeds Allocation (million RMB)	Environmental Impact Reported by Eligibility Criteria
Green Buildings	Acquisition of land for green building	2,785.21	Land Acquisition for green buildings to be completed within 2026. Bilibili has confirmed that on completion, the green buildings will align to the requirements/certifications under the Green Building category of the Framework.
Energy Efficiency	New purchase and replacement of old servers with energy efficiency certificates from China Quality Certification Center	658.95	The Company has confirmed that the purchased servers are with energy efficiency certifications from Chinese Quality Certification Center.
	Leasing expenditure of R2-A23 IDC project	3.96	The expenditure is for leasing cost for R2-A23 IDC that is expected to have a change with PUE<1.3 once completely operational.
Access to Essential Services - Education	Supporting of rural school construction	10.30	4 rural schools built in China and 3,465 students enrolled
	Expenditures of education video courses for children in rural areas, such as Bilibili Dream Course	0.34	381,971 rural students as beneficiaries to the program as of February 10, 2022
	Support to rural school teachers	0.49	• 13 teachers from rural schools were selected and awarded by Bilibili Happy Scholarships in 2021 • 2,436 volunteer rural teachers supported.
Total		3,458.95

Bilibili 2021 Environmental, Social and Governance Report 82

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

Annual Review
Bilibili Inc

Disclaimer

Copyright ©2022 Sustainalytics. All rights reserved.

The information, methodologies and opinions contained or reflected herein are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data), and may be made available to third parties only in the form and format disclosed by Sustainalytics, or provided that appropriate citation and acknowledgement is ensured. They are provided for informational purposes only and (1) do not constitute an endorsement of any product or project; (2) do not constitute investment advice, financial advice or a prospectus; (3) cannot be interpreted as an offer or indication to buy or sell securities, to select a project or make any kind of business transactions; (4) do not represent an assessment of the issuer's economic performance, financial obligations nor of its creditworthiness; and/or (5) have not and cannot be incorporated into any offering disclosure.

These are based on information made available by the issuer and therefore are not warranted as to their merchantability, completeness, accuracy, up-to-dateness or fitness for a particular purpose. The information and data are provided "as is" and reflect Sustainalytics' opinion at the date of their elaboration and publication. Sustainalytics accepts no liability for damage arising from the use of the information, data or opinions contained herein, in any manner whatsoever, except where explicitly required by law. Any reference to third party names or Third Party Data is for appropriate acknowledgement of their ownership and does not constitute a sponsorship or endorsement by such owner. A list of our third-party data providers and their respective terms of use is available on our website. For more information, visit http://www.sustainalytics.com/legal-disclaimers.

The issuer is fully responsible for certifying and ensuring the compliance with its commitments, for their implementation and monitoring.

In case of discrepancies between the English language and translated versions, the English language version shall prevail.

Annual Review
Bilibili Inc

About Sustainalytics, a Morningstar Company

Sustainalytics, a Morningstar Company, is a leading ESG research, ratings and data firm that supports investors around the world with the development and implementation of responsible investment strategies. The firm works with hundreds of the world's leading asset managers and pension funds who incorporate ESG and corporate governance information and assessments into their investment processes. The world's foremost issuers, from multinational corporations to financial institutions to governments, also rely on Sustainalytics for credible second-party opinions on green, social and sustainable bond frameworks. In 2021, Climate Bonds Initiative named Sustainalytics the "Largest Approved Verifier for Certified Climate Bonds" for the fourth consecutive year. The firm was also recognized by Environmental Finance as the "Largest External Reviewer" in 2021 for the third consecutive year. For more information, visit www.sustainalytics.com.

Largest Verifier for Certified Climate Bonds in Deal volume in 2020 & Largest External Review Provider in 2020

Bilibili 2021 Environmental, Social and Governance Report 83

About the Report
Letter from Management
About Bilibili
2021 Highlights
Responsible Governance
Quality Product
Responsible Product
Creator & Partner Empowerment
Human Capital
Environmental Protection
Creating Social Value
Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V
Appendix

Appendix V: Footnotes

1. MAU: Monthly Active User.
2. DAU: Daily Active User.
3. MPU: Monthly Paying Users.
4. As of December 31, 2021.
5. Product & Tech employees include product operation, technology and design personnel.
6. The Bilibili public welfare platform was officially launched in January 2022.
7. As of February 28, 2022.
8. Chinese original content: Including Chinese original animes, documentaries and etc.
9. Dual lists: Personal Information Collection List and Third-Party Information Sharing List.
10. HIDS: Host-based Intrusion Detection System.
11. SIEM: Security Information and Event Management.
12. COSO: The Committee of Sponsoring Organizations of the Treadway Commission.
13. SOX Act: Sarbanes-Oxley Act.
14. Bilibili Academy(B-learning): An online training platform for the Company's employees.
15. *The United Nations Convention Against Corruption (UNCAC)* as first issued by the United Nations in 2003.
16. Signing the *Business Ethics Commitment* is mandatory for all Chinese mainland partners.
17. US$1.6 billion includes US$200 million greenshoe.
18. Multiple international sustainable bond principles: referring to *Sustainable Finance Framework - ICMA Sustainability Bond Guidelines 2021*; *ICMA Green Bond Principles 2021*; *ICMA Social Bond Principles 2021* and LMA, APLMA, and *LSTA Green Loan Principles 2021*.
19. PUE: Power Usage Effectiveness.
20. The R2-AZ2 Data Center is under construction and will be completed by the end of 2024.
21. As of February 10, 2022.
22. Due to the mergers of subsidiaries during the reporting period, the data for 2020 have been adjusted retroactively.
23. New content with over 1 million views: Refers to the number of video views over 1 million within 30 days after publication.
24. Users' positive feedbacks: Include "one click triple combo," positive bullets and comments.
25. Gen Z+: Generation Z+ refers to the people born between 1995 and 2009, also known as network generation or Internet generation. They are a generation who grow up and largely influenced by Internet devices and services, such as instant messaging, SMS, MP3, smart phones and tablets.
26. Data are from the Report of *2021 Bilibili's Ecosystem of Content Creators*. The statistical range includes content creators aged 18 and above, and the statistical period is 2020.9-2021.8. The growth comparison period is 2019.9-2020.8 vs 2020.9-2021.8.
27. Data are from the the Report of *2021 Bilibili's Ecosystem of Content Creators*.
28. Multi-review mechanism: Include daily review, targeted review, and trending content recall review rigorous content auditing via manual review and machine scanning.
29. The Report system is jointly managed by the content audit department and the Community Discipline Committee.
30. Official membership exam is a test with questions on community etiquette and selective interests, which users must pass before having access to interactive features such as bullet-chats and comments.
31. Cybersecurity trainings for all employees: Cover interns and other types of employees as well.
32. User privacy protection feedback channels: Include contacting online customer service on the "features" page of the products/services on the platform or leaving a message online; contacting customer service via help@bilibili.com; writing to Legal Affairs, Guozheng Center Building 3, 485 Zhengli Road, Yangpu District, Shanghai, China 200082.
33. For more information about protection mechanisms for content creators' personal information, please see Page 26 of *Bilibili 2020 Environmental, Social and Governance Report*.
34. White hats: Also known as "ethical hackers," scan and detect security vulnerabilities in computer or web systems but do not exploit them for malicious purposes. Instead, they report the vulnerabilities and remind relevant stakeholders to fix them.
35. Minors' Rights Protection Center: We co-established the center with the Central Committee of the Communist Youth League. We use big data analysis and keyword management measures to strictly identify and filter out harmful information to protect teenagers.
36. Minor protection feedback channels: Online customer service through the product function page; Send email to the minor customer service email teenprotect@bilibili.com; Write to our legal department, No.3 Guozheng Center, 485 Guozheng Road, Yangpu District, Shanghai, China; Zip code: 200082.
37. Artificial Intelligence for Children-Research Report: IGF 2001 *Artificial Intelligence for Children-Research Report* on the *Application of Artificial Intelligence for Children* is the research product of the Chinese version of the *Artificial Intelligence for Children* project. Published by China Commerce and Trade Press, ISBN: 9787510339424.
38. For more information about OGV procurement standards, please see Page 42 of *Bilibili 2020 Environmental, Social and Governance Report*.
39. As of November 2021.
40. Canned music: music recorded by a music library company.
41. The Love Live, an employee mutual aid fund, is an employee mutual support foundation established by our company to financially support employees in distress due to major illnesses and accidents during employment. The pool of funds may be applied to provide financial support to the donor or others, and employees may voluntarily opt to participate or withdraw.
42. Average training hour is calculated by total hours of training received by such employees/the total number of employees received trainings.
43. % of different gender/position levels of total trained employees is calculated by number of trained employees in the category / Number of all trained employees.
44. % of trained employees in different gender/position levels is calculated by number of trained employees in the category / total number of employees in the category.
45. The turnover rate does not include employees on probation.
46. AED: Automated External Defibrillator, which can defibrillation and cardiopulmonary resuscitation, is an effective first-aid method to prevent sudden death.
47. The Employee Assistance Program (EAP) is a systematic, long-term welfare and support program for employees of Bilibili that aims to help solve various psychological and behavioral problems in the workplace and daily life of employees and to improve their performance.
48. TCFD: Task Force on Climate-related Financial Disclosures.
49. Comprehensive energy consumption: Calculated according to the *General Principles for Calculation of the Comprehensive Energy Consumption* (GB2589-2020).
50. Hazardous wastes at Bilibili, including scrapped computers, batteries and other office wastes, all of which have been sent for recycling. 450 ink cartridges and 24 toner cartridges have been recycled throughout the year. Non-hazardous waste, including domestic waste, is estimated by per capita generation.
51. All packaging materials used at Bilibili are for Bilibili Merchandise e-commerce business. Therefore, packaging material use density is calculated based on Gross Merchandise Volume (GMV) of e-commerce.
52. GHG emissions: Bilibili does not engage in vehicle or canteen ownership, and the data does not include direct energy such as gasoline, diesel and natural gas. GHG emissions herein is defined as indirect (Scope II). GHG emissions are generated by externally procured electricity for staff workspaces. Electricity emission factors are defined as per *2011 and 2012 Baseline Emission Factors for Regional Power Grids in China*. *Grid Average Carbon Dioxide Emission Factors* from Federation of Electric Power Companies of Japan(FEPC) and Taiwan Ministry of Economic Affairs Department of Energy respectively.
53. Article 17 of 2021 No. 1 Document of the CPC Central Committee and *The State Council on Comprehensively Promoting Rural Revitalization and Accelerating Agricultural and Rural Modernization*.
54. All the book lists for this activity are selected from the *Recommended Books for National Primary and Secondary School Libraries (Rooms) in 2019* by the Ministry of Education, combined with the suggestions and feedback of front-line teachers.
55. Our patented information accessibility technology: refers to dictation device, system and approach for video bullet chats and computer-readable storage media, patent No.: ZL201810305071.0.
56. Environmental indicators: In order to ensure data continuity and comparability, the data of 2020 have been updated according to the unit or resource usage per square metre of emissions.
57. The number of total subscribers of each content creators mentioned in the report is collected by noon of May 20, 2022. "k" refers for thousand, and "mn" stands for million.